

EXELIXIS™ Inc

EXELIXIS 2001 ANNUAL REPORT

Exelixis...understanding disease, creating cures.



TO OUR STOCKHOLDERS>

2001 was a defining year for Exelixis. We significantly expanded our internal pipeline of oncology product candidates, in-licensed a Phase II cancer compound, completed strategic acquisitions that broadened our technology base and established a worldwide presence, strengthened our balance sheet, and enhanced our discovery and development capabilities. These accomplishments demonstrate the rapid maturation of our company into a product-driven business.

Building Our Cancer Franchise. Initially, we are focused on the development of cancer products due to the tremendous unmet medical need, the power of our technology in this area, and the potentially shorter product development and regulatory approval processes. Through our systematic genetic approach, we generate a comprehensive set of biologically validated targets, against which we screen millions of compounds, in order to build a deep pipeline of potential cancer drugs. We are exploring key mechanisms pertaining to cancer, focusing on small molecule drug development internally, and exploring different types of drug targets with our partners. Our pursuit of a variety of mechanisms and therapeutic approaches allows us to maximize our opportunity to develop potentially safer and more effective drugs with fewer side effects that work through novel methods.

In 2001, we identified our first development candidates: proprietary small molecule compounds that have the potential to be novel cancer therapeutics. Our team is striving to select the highest quality drug candidates, complete the necessary studies and analysis, and file our first Investigational New Drug (IND) application based on our own discovery program within the next year. We are working diligently toward this goal


Platform
Pipeline

and we believe it is achievable. Based on our substantial discovery infrastructure, we intend to file two high quality INDs per year beginning in 2003. This is an important corporate objective, as it represents the continued replenishment of our product pipeline, and provides us with compounds for internal development as well as opportunities for partnering transactions.

In addition to advancing our own leads into the clinic, we are developing DEAE-Rebeccamycin, a Phase II compound that we in-licensed from Bristol-Myers Squibb. DEAE-Rebeccamycin has completed Phase I trials, demonstrating acceptable safety and tolerability, and currently is being studied in a range of Phase II trials sponsored by the National Cancer Institute (NCI). Based on the data from the Phase I trials and encouraging early data from the Phase II trials, we believe that this compound merits further development. We are focusing considerable resources to develop and manufacture the drug, as DEAE-Rebeccamycin is of significant importance to Exelixis for several reasons. First, essentially overnight, it transformed Exelixis from a research-stage to a development-stage company. Second, it fits strategically with our commercial and clinical goals, enabling us to build and staff our clinical development and regulatory functions and prepare for the transition of our own drugs into clinical development. In addition, by working with the NCI and through our own efforts, we will build the necessary relationships with the cancer treatment community, patient advocacy groups, and regulatory bodies that will help to establish Exelixis as a high quality drug development company. Importantly, if the drug successfully completes the clinical and regulatory processes, it has the potential to provide treatment for cancer patients as well as product revenue for Exelixis in the medium-term.

A Year of Important Strategic Transactions. As our internal projects proceed, and as DEAE-Rebeccamycin progresses toward advanced clinical development, we have taken steps to ensure that we have adequate resources to move our projects forward. As part of this effort, we acquired the bioinformatics company Genomica in a stock-for-stock transaction resulting in the addition of approximately $110 million in cash and investments to our balance sheet, thus more than doubling our cash and investment balances at year-end. The acquisition also brought us software potentially useful for our own clinical efforts. At a time when opportunities for biotechnology financing are challenging, we were able to acquire significant cash and investments to advance the development of our product portfolio.

For important strategic reasons, we also acquired the remaining interests in German-based Artemis Pharmaceuticals GmbH. Exelixis helped found Artemis in 1998 and the two companies have worked closely to build a formidable vertebrate genetics capability. With access to European technology and universities, Artemis has developed a unique expertise in the vertebrate model systems zebrafish and mouse that complements our existing technology platform.

Powerful Partnerships. By partnering with leading companies in the pharmaceutical, biotechnology, and agricultural industries, we believe that we can create value through our technology while maintaining the ability to develop our internal programs. Our collaborations provide access to our partners' resources and expertise, and enhance our discovery and product development processes. Over the course of the last year, Exelixis signed six collaborative agreements that highlight our ability to leverage each aspect of our business. The financial structure of these relationships demonstrates the maturity and depth of our company by defining Exelixis as an equal partner where pharmaceutical companies have historically dominated the relationship. These collaborations create significant value for Exelixis in various ways: providing access to products in clinical development, strategically building our internal programs, adding depth to our clinical pipeline, and offsetting the cost of developing our internal compound libraries.

During 2001, we established two important oncology relationships that demonstrate the depth and breadth of our company. In May, we announced a partnership with Protein Design Labs (PDL) to discover and develop humanized antibodies for the diagnosis, prevention, and treatment of cancer. To date, we have identified numerous targets for PDL, and expect to announce further developments over the course of 2002. In addition to significant financial compensation, the relationship complements our small molecule cancer program and allows us the option to co-develop antibody products at the time an IND is filed.

Closely following the PDL relationship, in July we announced a landmark partnership with Bristol-Myers Squibb (BMS) to create a new generation of cancer drugs that selectively destroy cancers harboring defects in specific gene pathways. This relationship is important for us both strategically and financially. BMS granted Exelixis an exclusive fully-paid license to DEAE-Rebeccamycin, provides substantial payments,

> > **Partners** > > > >  > > > > > **Progress** >

Geoffrey Duyk, MD, PhD
Executive Vice President and Chief Scientific Officer, Exelixis, Inc.

and cooperates in the selection and validation of targets for small molecule therapeutics in the field of cancer. Both PDL and BMS have been excellent partners, and the in-depth understanding of cancer biology at BMS has enhanced the quality of our internal projects.

The four combinatorial chemistry relationships that we signed with Schering-Plough Research Institute, Inc., Elan Pharmaceuticals, Inc., Scios Inc., and Cytokinetics, Inc. also demonstrate the power of our drug discovery capabilities. We established a combinatorial chemistry capability that can generate two million diverse, high quality compounds per year. Through these partnerships, we are able to defray the cost of expanding our internal compound library while adding diversity and depth to the compounds available to Exelixis for screening. Exelixis retains full rights to utilize the compounds created in these partnerships for its internal and partnered programs. We intend to establish additional, similar partnerships in 2002.

In addition to our pharmaceutical partnerships, our agricultural collaborations with Aventis CropScience SA, Bayer Corporation, and Dow AgroSciences LLC generate substantial funding to offset some of our pharmaceutical program costs. We retain all pharmaceutical rights, and maintain our proprietary position within all internal programs. We are extremely pleased with the progress and productivity of these partnerships as we continue to meet and exceed expectations with each of our partners. Importantly, the products that may result from these agricultural partnerships should have lower risk and shorter development times, providing a balanced strategy of diversified product development.

Strengthening the Management Team. With the developments in our technology, we continued to attract key leaders to spearhead the strategic move to become a product-driven business. Jeffrey R. Latts, MD, chief medical officer and senior vice president, leads the development of DEAE-Rebeccamycin and works closely with the discovery organization to select and advance promising proprietary candidates. Kimberly J. Manhard, vice president, regulatory affairs, is responsible for all aspects of regulatory filings in the United States and Europe. Both of these individuals have many years of drug development experience in high quality organizations, and are in the process of building a world-class development organization at Exelixis. Jane M. Green, PhD, vice president of corporate communications, provides strategic direction for communications with investors and other key stakeholders in the company. Robert M. Myers, executive vice president, pharmaceuticals, is responsible for building Exelixis' pharmaceutical business and expanding the company's corporate and commercial development activities. Each of these individuals brings a host of industry expertise and commitment to our company. Together they enhance the experienced, capable team that will lead Exelixis as we face new and exciting challenges.

Looking Ahead. Our objectives for 2001 were aggressive, and we are proud of our results. Following on these accomplishments, we enter 2002 with growing momentum, a clear direction, and cash in excess of $227 million. We are working diligently to file an IND on a proprietary Exelixis compound and bring additional compounds into development for INDs in 2003. Progress in clinical development and the establishment of a new manufacturing process for DEAE-Rebeccamycin are important corporate goals this year. We will continue to expand our development infrastructure to keep pace with these efforts. In our partnered programs, we expect to meet or exceed the qualitative and quantitative expectations our partners and we have set. Finally, we expect to establish additional collaborations and complete strategic transactions that will advance the company into a full-scale development company.

We have ambitious goals for 2002 and beyond. We believe that we have the strategic focus, the resources, the people, the critical mass, and the expertise to build a successful company and to effectively meet the challenges that lie ahead.

George A. Scangos, PhD
President and Chief Executive Officer
Exelixis, Inc.
March, 2002

PLATFORM





Jeffrey R. Latts, MD
Senior Vice President and Chief Medical Officer

Kimberly J. Manhard
Vice President, Regulatory Affairs








Disease Mechanism
Therapeutic Hypothesis
Target ID
Therapeutic Antibodies
Therapeutic Proteins
Target Validation
Lead Optimization
Assay Development
Hits
High-Throughput Screening (HTS)
Drug Candidates
Clinical Development

The drug discovery process is multifaceted and requires the integration of many complex technologies. Exelixis made early, focused investments to progressively build all of the necessary components to sustain a high level of productivity. Today, we have a comprehensive target and drug discovery platform that we believe enables us to maximize our opportunities while managing the risk inherent in the drug development process.

Consistently, Exelixis has enhanced its leadership position in model system genetics and comparative genomics research and discovery. Where many biotechnology companies base their product pipeline on a single technology, we use many technologies. When we began operations in 1995, the notion of conservation of genes and biochemical signaling pathways between diverse species was met with skepticism. Since that time, work done at Exelixis and in many laboratories throughout the world, coupled with the availability of the complete genomic sequences of humans, fruit flies, worms, and many other species, have converted skepticism to fact. Using multiple model systems combined with bioinformatics, proteomics, genomics, cell biology, and biochemistry, we believe that we can identify and validate superior drug targets rapidly, systematically, and without bias.

Over the course of 2001, Exelixis significantly expanded its drug discovery capabilities, achieving critical mass in all of the essential disciplines. While we made early investments in drug discovery through the acquisition of technology assets and attracting leaders in the field, it has been over the course of 2001 that our discovery team hit full stride. We have built a formidable infrastructure in the disciplines of combinatorial chemistry and high-throughput screening, which are technology intensive. In addition, we attracted key people in knowledge-based fields such as medicinal chemistry, cellular and structural biology, and pharmacology. With significant human and technical resources in each area of drug discovery, we believe that we are operating with the scale and scope of a large pharmaceutical company and with the flexibility, innovation, and speed of a biotechnology company.

Today, we have over one hundred scientists working in drug discovery, and the group is growing. Our compound library consists of nearly two million compounds, and during 2001, we augmented our chemistry capabilities so that we now have the ability to synthesize approximately two million compounds per year. This year we completed more than twenty high-throughput screens for cancer compounds, a level comparable to large pharmaceutical companies in a specific therapeutic area.

In addition to our target and drug discovery efforts, Exelixis has a growing clinical department focused on the development of DEAE-Rebeccamycin and the company's internal candidate compounds. In 2002 and beyond, this department will take the lead in moving compounds into and through the clinic.

By generating novel, high quality drug targets, we believe we will increase the efficiency of our drug development processes. With superior targets, world-class drug discovery, and a strong clinical department, we believe we have a better opportunity to advance our products through clinical trials and toward the market.

> > **Integrated** > > > >



Gregory D. Plowman, MD, PhD
Vice President, Pharmaceutical Research

Michael M. Morrissey, PhD
Vice President, Discovery Research

> > > Critical Mass >

>  >  >  > > > > > **Cancer** > > > > >

Because cancer is a genetic disease, we believe that our proprietary biology-based discovery platform is ideally suited to reveal new targets that would be difficult or impossible to uncover using other experimental approaches. Over the last twenty years, research has shown that cancer is a multifactorial disease, characterized by the successive accumulation of defects in the genes that control cell growth, cell death, and cell adhesion. While significant progress has been made to find treatments, many aspects of cancer, including defects in tumor suppressor genes, remain refractory. Tumor suppressor genes such as p53, Rb, PTEN, and APC prevent the development of tumors. One or more of these genes are defective in the majority of human tumors, and represent attractive targets for the development of drugs that could provide specific, effective anti-tumor therapies. Historically, these genes have been difficult to target.

Using our systematic research, we have generated a rich supply of validated targets that may be effective in selectively treating cancer, including those cancers with deficient tumor suppressor genes. Each of these targets has been identified as one of the key mechanisms associated with cancer, including angiogenesis (the formation of blood vessels), cell cycle control, DNA damage response, and apoptosis (regulated cell death). Importantly, by targeting varied mechanisms to regulate defective cancer genes, our pipeline contains an element of multiplicity that we believe will diversify the business risks associated with drug development. While we focus on the development of small molecule anti-cancer drugs internally, we have established external partnerships to leverage additional targets for the development of monoclonal antibodies, antisense, and other small molecule therapeutics.

Many of our proprietary small molecule drug targets have been advanced through the high-throughput screening process, resulting in high quality compounds ready for lead optimization, pharmacology, and preclinical studies. As a result of marrying our accelerated discovery effort with our superior genetics research, currently we have a number of compounds in preclinical testing and progressive stages of characterization in cell-based and pharmacological assays.

In July, we in-licensed a Phase II cancer compound that fits strategically with our clinical and commercial objectives. Currently, DEAE-Rebeccamycin is the subject of several ongoing Phase II clinical trials sponsored by the National Cancer Institute. Clinical studies completed to date have shown that the drug demonstrates acceptable safety and tolerability, with encouraging activity in a variety of tumor types. We are excited about the data, and after analyzing additional data from the ongoing Phase II studies, we expect to initiate additional development activities in late 2002.

Our cancer pipeline is both deep and broad. Additionally, we have ongoing pharmaceutical programs in angiogenesis, metabolism, inflammation, and central nervous system disorders. By combining superior science with experience and critical mass in all phases of the drug discovery process, we believe that we have increased the odds of successfully bringing new therapeutics to patients in need.


Exelixis Cancer Pipeline
Discovery
Pharmacology
Preclinical
Phase I
Phase II
DEAE-Rebeccamycin
Angiogenesis
Apoptosis
DNA Damage
Cell Cycle Control
Antibodies

> >  > >  > > > > > Innovative Therapeutics >

Robert M. Myers
Executive Vice President,
Pharmaceuticals

PIPELINE >



PARTNERS>



>  > > > > >


Diversified

>  >  > > > >

Lloyd M. Kunimoto
Senior Vice President,
Corporate Development

Pamela A. Simonton JD, LLM
Vice President, Corporate
Technology Development

Paul Rounding, PhD
Vice President, Business
Development, Artemis
Pharmaceuticals GmbH, Germany

Peter Stadler, PhD
Managing Director, Artemis
Pharmaceuticals GmbH, Germany



The efficiency of our drug discovery program presents us with many opportunities to create value by developing strategic relationships with leading companies. The income generated from our collaborations through committed research funding, milestones, and potential royalties provides us with a diversified revenue stream to fund our core pharmaceutical research. Currently, we have ten partnerships with nine leading companies in the pharmaceutical, biotechnology, and agricultural industries. Our partners' strategic expertise helps us to build internal capabilities, and to move multiple product opportunities forward and manage the risks inherent in the product development cycle.

We believe that we have built a cancer program that is focused and refined, with opportunities to generate revenue from our partners through ongoing research support, milestones, and royalties on product sales in the areas of small molecules and antibodies. During 2001, we entered into two important oncology relationships that demonstrate the value of our cancer franchise. In May, we announced an unique partnership with Protein Design Labs (PDL), to discover and develop humanized antibodies for the diagnosis, prevention, and treatment of cancer. In this relationship, Exelixis identifies new cancer antibody drug targets through a combination of model systems and other proprietary methods, and PDL uses its expertise to create and develop new antibody drug candidates. This partnership brings Exelixis financial compensation in the form of a $30 million convertible note and $4 million per year in research funding, in addition to PDL's antibody development and manufacturing expertise. Of particular note, the relationship complements our small molecule cancer program, and allows Exelixis downstream product participation. At the time an IND is filed with the Food and Drug Administration (FDA), Exelixis can elect to co-fund and co-develop the antibody product for shared commercial benefit. For those we do not elect to co-develop, we will be paid milestones and royalties on future product sales.

We believe our oncology relationship with Bristol-Myers Squibb (BMS), signed in July, is strategically important for Exelixis on a number of levels. First, under the terms of the agreement, it establishes Exelixis as an equal partner in technical and commercial aspects of the collaboration. Next, we believe that the compound DEAE-Rebeccamycin provides significant value by giving us a Phase II compound and allowing us to develop a clinical infrastructure that will be leveraged for our internal compounds. The relationship fulfills the strategic goals of BMS, while allowing Exelixis to retain rights for its internal programs and other partnerships. Finally, this relationship offers Exelixis considerable know-how from BMS, a preeminent cancer company.

> > **Revenue** > > > > >



> > > **Maximize Opportunities** >

From the initiation of the BMS collaboration, Exelixis has applied its expertise in target identification to select targets specific to the p53 pathway appropriate for development. Each party is entitled to an equal number of validated drug targets. Once selected, targets then advance forward in either the BMS or Exelixis high-throughput screening and preclinical development programs. Under the terms of

>  > > > > > >  > > > **Leverage** > > > > > >

D. Ry Wagner, PhD
Vice President, Research, Exelixis Plant Sciences

Matthew G. Kramer
General Manager and Vice President, Agricultural Trait Development, Exelixis Plant Sciences

THE AG ADVANTAGE>

We are applying our integrated discovery platform to the agricultural industry for the development of new products for crop protection, animal health, and plant biotechnology. In general, agricultural products have shorter development lifecycles and lower failure rates. By partnering with leading agricultural companies, we generate near-term revenue to offset some of the cost of our pharmaceutical research, and diversify our business risks. Our relationships are narrowly defined, allowing us to maintain the integrity of our pharmaceutical programs while mobilizing our retained rights in the agricultural arena.

In the area of plant biotechnology, we are working with Aventis CropScience SA to develop a plant genetic resource that will enable us and our partners to develop crops with superior yield and improved nutritional profiles, and to develop plants with high levels of valuable biochemical compounds. Through our partnerships with Bayer Corporation and Dow AgroSciences LLC, Exelixis uses its expertise in genetic target identification and provides assays for the discovery of new chemical products including fungicides, herbicides, insecticides, and nematicides. Taken together, these relationships generate substantial funding that helps to subsidize our pharmaceutical programs and they provide the opportunity for additional product revenue for Exelixis in the future.

the agreement, BMS may elect to have Exelixis perform high-throughput screening and chemistry to create an "IND-ready" compound for increased financial compensation, which we believe demonstrates confidence in the reliability and proficiency of our discovery output. In exchange for Exelixis generating targets, BMS paid an initial $5 million, made a $20 million equity investment at a premium to the market and provides $3 million per year in research funding. In addition, BMS granted Exelixis a fully-paid license to DEAE-Rebeccamycin. Exelixis will receive milestones and royalties as BMS moves projects forward that arise from our collaboration.

Closely following on our oncology relationships, our combinatorial chemistry partnerships with Schering-Plough Research Institute, Elan Pharmaceuticals, Scios, and Cytokinetics demonstrate our strategic ability to efficiently build and monetize our drug discovery infrastructure. In each of these collaborations, Exelixis creates large, high quality, small molecule libraries of compounds for high-throughput screening, which can be used by Exelixis and its partner for discovery and development. Through these collaborations, we are able to generate revenue to offset the cost of our internal development and add diversity to our compound libraries.









PROGRESS>

The year 2001 was one of validation and evolution for Exelixis. We executed on our business strategy to successfully establish a leading drug discovery and development organization and to generate additional value from our world-class biology platform. We expanded the foundation of the company in 2000 to achieve critical mass in all disciplines of drug discovery. In 2001 we leveraged our internal programs and expertise to build our product pipeline, deliver on our partnerships, execute new strategic relationships, and attract experienced management, advancing the company on all fronts.

Through creative and strategic collaborations, we licensed what we believe is a promising Phase II cancer compound, gained development expertise and downstream rights to cancer antibody products, and generated interesting compounds for our small molecule pipeline. In addition, we confirmed our ability to quickly identify and execute opportunistic transactions beyond technology. The acquisition of Artemis Pharmaceuticals broadened our drug discovery capabilities by adding unique validation capabilities to our active angiogenesis program and strengthened our technology base with additional vertebrate model system expertise. Our acquisition of Genomica not only provided potentially useful software for our clinical efforts but also added approximately $110 million to our balance sheet.

The process of drug discovery and development presents tremendous opportunities, but is also fraught with risk. Through our strategic approach to discovery, development, and cash management, we believe that 2001 reflected our ability to execute our business plan and build the critical know-how, experience, and infrastructure necessary to maintain our momentum, deliver results, and realize value for our stockholders and employees.

We are a remarkably different company today than we were at the end of 2000. We have transformed from a comparative genomics company into an integrated drug discovery business. Through aggressive execution, we believe that in 2002 and beyond, we will accelerate our business further, moving toward our goal of becoming a fully integrated product company.

> **Growth** >



Glen Y. Sato
Chief Financial Officer,
Vice President, Legal Affairs
and Secretary

Jane M. Green, PhD
Vice President,
Corporate Communications

> >



> Delivering on Promises > >

Exelixis, Inc.

Annual Report

2001 Consolidated Financial Statements

This section of the Annual Report entitled "Management's Discussion and Analysis of Financial Condition" contains forward-looking statements, including statements regarding Exelixis' future financial results, operating results, research and product opportunities, business strategies, collaborations, projected timelines for product development, competitive positions and plans and objectives of management for future operations. These statements are based on our current expectations and assumptions and involve risks and uncertainties and other factors that may cause Exelixis or its industry's results, levels of activity, performance or achievements to be materially different from those expressed or implied in the forward-looking statements. You are specifically referred to the "Risk Factors" section of our Annual Report on Form 10-K as well as any subsequent filings with the U.S. Securities and Exchange Commission. Historical operating results are not necessarily indicative of results that may occur in future periods.

FINANCIAL HIGHLIGHTS

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Statement of Operations Data:					
Contract and government grants	$ 33,518	$ 20,983	$ 9,464	$ 2,133	$ -
License	7,488	3,776	1,046	139	-
Total revenues	41,006	24,759	10,510	2,272	-
Operating expenses:					
Research and development	82,700	51,685	21,653	12,096	8,223
Selling, general and administrative	19,166	15,678	7,624	5,472	3,743
Acquired in-process research and development	6,673	38,117	-	-	-
Impairment of goodwill	2,689	-	-	-	
Amortization of intangibles	5,092	260	-	-	-
Total operating expenses	116,320	105,740	29,277	17,568	11,966
Loss from operations	(75,314)	(80,981)	(18,767)	(15,296)	(11,966)
Interest and other income (expense), net	4,128	5,569	46	(50)	470
Equity in net loss of affliated company	-	-	-	(320)	-
Minority interest in subsidiary net loss	-	101	-	-	-
Net loss	$ (71,186)	$ (75,311)	$ (18,721)	$ (15,666)	$ (11,496)
Basic and diluted net loss per share	$ (1.53)	$ (2.43)	$ (4.60)	$ (7.88)	$ (9.97)
Shares used in computing basic and diluted net loss per share	46,485	31,031	4,068	1,988	1,154

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 227,700	$ 112,552	$ 6,904	$ 2,058	$ 9,715
Working capital (deficit)	194,242	96,019	(672)	182	7,619
Total assets	346,614	204,914	18,901	8,981	15,349
Long-term obligations, less current portion	48,667	7,976	11,132	2,566	1,759
Deferred stock compensation, net	(4,137)	(10,174)	(14,167)	(1,803)	(102)
Accumulated deficit	(201,224)	(130,038)	(54,727)	(36,006)	(20,340)
Total stockholders' equity (deficit)	237,220	162,734	(49,605)	(35,065)	(20,364)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Annual Report and the accompanying Selected Consolidated Financial Data contain forward-looking statements, including statements regarding Exelixis' future financial results, operating results, research and product successes, business strategies, collaborations, projected timelines for product development, competitive positions and plans and objectives of management for future operations. These statements involve risks and uncertainties that may cause Exelixis or its industry's results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You are specifically referred to the "Risk Factors" section of our Annual Report on Form 10-K as well as any subsequent filings with the U.S. Securities and Exchange Commission. These and many other factors could affect the future results of Exelixis.

Overview

We believe that we are a leader in the discovery and validation of high-quality novel targets for several major human diseases, and a leader in the discovery of potential new drug therapies, specifically for cancer and other proliferative diseases. Our primary mission is to develop proprietary human therapeutics by leveraging our integrated discovery platform to increase the speed, efficiency and quality of pharmaceutical product discovery and development.

Through our expertise in comparative genomics and model system genetics, we are able to find new drug targets that we believe would be difficult or impossible to uncover using other experimental approaches. Our research is designed to identify novel genes and proteins expressed by those genes that, when changed, either decrease or increase the activity in a specific disease pathway in a therapeutically relevant manner. These genes and proteins represent either potential product targets or drugs that may treat disease or prevent disease initiation or progression.

Our most advanced proprietary pharmaceutical program focuses on drug discovery and development of small molecules in cancer. Specifically, the remarkable evolutionary conservation of the biochemical pathways strongly supports the use of simple model systems, such as fruit flies, nematode worms, zebrafish and mice, to identify key components of critical cancer pathways that can then be targeted for drug discovery. We expect to develop new cancer drugs by exploiting the underlying "genetic liabilities" of tumor cells to provide specificity in targeting these cells for destruction, while leaving normal cells unharmed. We have discovered and are further developing a number of small molecule drug targets in addition to monoclonal antibody drug targets. Molecules directed against these targets may selectively kill cancer cells while leaving normal cells unharmed, and may provide alternatives to current cancer therapies.

We believe that our proprietary technologies are also valuable to other industries whose products can be enhanced by an understanding of DNA or proteins, including the agrochemical, agricultural and diagnostic industries. Many of these industries have shorter product development cycles and lower risk than the pharmaceutical industry, while at the same time generating significant sales with attractive profit margins. By partnering with companies in multiple industries, we believe that we are able to diversify our business risk, while at the same time maximizing our future revenue stream opportunities.

Our strategy is to establish collaborations with major pharmaceutical, biotechnology and agrochemical companies based on the strength of our technologies and biological expertise as well as to support additional development of our proprietary products. Through these collaborations, we obtain license fees and research funding, together with the opportunity to receive milestone payments and royalties from research results and subsequent product development. In addition, many of our collaborations have been structured strategically to provide us access to technology to advance our internal programs, saving both time and money, while at the same time retaining rights to use the same information in different industries. Our collaborations with leading companies in the agrochemical industries allow us to continue to expand our internal development capabilities while providing our partners with novel targets and assays. Since we believe that agrochemical products have reduced development time and lower risk, we expect to be able to maximize our potential future revenue stream through partnering in multiple industries. We have active commercial collaborations with several leading pharmaceutical, biotechnology and agrochemical companies: Aventis CropScience LLC, Bayer Corporation, Bristol-Myers Squibb Company (two collaborations), Cytokinetics, Inc., Dow AgroSciences LLC, Elan Pharmaceuticals, Inc., Protein Design Labs, Inc., Scios Inc. and Schering-Plough Research Institute, Inc.

In addition to our commercial collaborations, we have relationships with other biotechnology companies, academic institutions and universities that provide us access to specific technology or intellectual property for the enhancement of our business. These include collaborations with leading biotechnology product developers and solutions providers, among them Affymetrix Inc., Genemachines, AVI BioPharma, Inc, Silicon Genetics, Galapagos NV, Genomics Collaborative Inc. and Accelrys, Inc.

We have also used acquisitions to strategically position and advance our leadership as a genomics-based drug discovery company. In May 2001, we acquired Artemis Pharmaceuticals GmbH, a privately held genetics and functional genomics company, in a stock-for-stock transaction valued at approximately $24.2 million. Located in Cologne and Tübingen, Germany, Artemis is focused on the use of vertebrate model genetic systems such as mice and zebrafish as tools for target identification and validation. We co-founded Artemis in 1998 to expand our access to vertebrate model system technologies. The two companies have worked closely together since that time, and the acquisition creates a single, worldwide drug discovery company with a broad array of biological systems and other tools for rapid target identification and validation. This acquisition is a continuation of our strategy to optimize all aspects of the drug discovery process from target identification to clinical development.

In December 2001, we acquired Genomica Corporation, a publicly-traded bioinformatics company, in a stock-for-stock transaction valued at $110.0 million. The transaction was structured as a tender offer for 100% of Genomica's outstanding common stock to be followed by a merger of Genomica with a wholly-owned subsidiary of Exelixis. The exchange offer was closed on December 28, 2001 and the subsequent merger completing the transaction occurred on January 8, 2002. We believe that Genomica's substantial cash and investments will significantly enhance our ability to move our drug discovery programs forward and their software may be a useful tool over the next several years that may be used to manage human data obtained during the clinical development of our compounds.

We have a history of operating losses resulting principally from costs associated with research and development activities, investment in core technologies and general and administrative functions. As a result of planned expenditures for future research and development activities, including manufacturing and clinical development expenses for compounds in clinical studies, we expect to incur additional operating losses for the foreseeable future.

Acquisition of Genomica Corporation

On November 19, 2001, Exelixis and Genomica Corporation announced a definitive agreement whereby we would acquire Genomica in a stock-for-stock transaction valued at $110.0 million. The transaction was structured as an offer for 100% of Genomica's outstanding common stock to be followed by a merger of Genomica with a wholly-owned subsidiary of Exelixis. The offer commenced on November 29, 2001 and closed on December 28, 2001. On December 28, 2001, we accepted for payment 22,911,969 shares of Genomica common stock, or 93.94% of the total number of outstanding shares of common stock of Genomica. On January 8, 2002, the acquisition of Genomica was completed. Upon the effectiveness of the merger, Genomica became our wholly-owned subsidiary. The transaction, which was accounted for under the purchase method of accounting, was effected through the exchange of 0.28309 of a share of our common stock for each outstanding share of Genomica common stock. A total of approximately 6.9 million shares of our common stock were issued for all of the outstanding shares of Genomica common stock.

The purchase price for Genomica, which for financial accounting purposes was valued at $110.0 million, was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based on an independent valuation. As a result of this transaction, we recorded net tangible assets of $106.2 million, developed technology of $0.4 million, which will be amortized over two years, and goodwill of $3.4 million. At the same time, we recorded a goodwill impairment charge of $2.7 million, which was expensed in the current year to operations. The impairment was calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") by estimating the present value of future cash flows for the ongoing Genomica licensing business using a risk adjusted discount rate. The impaired goodwill represents excess purchase price which we view as economically equivalent to financing costs for the acquired cash and investments. We plan to use the cash and investments acquired to fund our research and development programs. We also gained access to complementary technology that may be useful in supporting our clinical development efforts.

Under SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), we will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

Acquisition of Artemis Pharmaceuticals

In May 2001, we acquired a majority of the outstanding capital stock of Artemis Pharmaceuticals GmbH, a privately held genetics and functional genomics company organized under the laws of Germany. The transaction, which was accounted for under the purchase method of accounting, was effected through the exchange of shares of our common stock for Deutschmark 1.00 of nominal value of Artemis capital stock, using an exchange ratio of 4.064 to one. Approximately 1.6 million shares of our common stock were issued in exchange for 78% of the outstanding capital stock of Artemis held by Artemis stockholders. In addition, we received a call option (the "Call Option") from, and issued a put option (the "Put Option") to, certain stockholders of Artemis (the "Option Holders") for the issuance of approximately 480,000 shares of our common stock in exchange for the remaining 22% of the outstanding capital stock of Artemis held by the Option Holders. We may exercise the Call Option at any time from May 14, 2001 through January 31, 2002, and the Option Holders may exercise their rights under the Put Option at any time from April 1, 2002 through May 15, 2002. We exercised the Call Option on 131,674 and 329,591 shares in December 2001 and January 2002, respectively, which resulted in an increase to goodwill of approximately $1.9 and $4.2 million, respectively. In addition, we issued fully vested rights to purchase approximately 187,000 additional shares of our common stock to Artemis employees in exchange for such employees' vested options formerly representing the right to purchase shares of Artemis capital stock pursuant to the Artemis Employee Phantom Stock Option Program. Artemis provides us with technologies related to the following two species: zebrafish and mice. These technologies will be used in our research and development efforts.

The purchase price for Artemis, which for financial accounting purposes was valued at $24.2 million, was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based upon an independent valuation. As a result of this transaction, we recorded expense associated with the purchase of in-process research and development of $6.7 million, net tangible assets of $2.8 million and intangible assets (including goodwill) of $14.7 million, the majority of which was being amortized over 15 years until December 31, 2001. Under SFAS 142, we will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

Acquisition of Exelixis Plant Sciences (formerly Agritope)

In December 2000, we completed our acquisition of Agritope, Inc. As a result of the acquisition, Agritope became our wholly-owned subsidiary, and we subsequently changed its name to Exelixis Plant Sciences, Inc. The transaction, which was accounted for under the purchase method of accounting, was effected through the exchange of 0.35 of a share of our common stock for each outstanding share of Agritope capital stock. Approximately 1.7 million shares of our common stock were issued in connection with the transaction. In addition, unexpired and unexercised options and warrants to purchase shares of Agritope capital stock were assumed by us pursuant to the transaction and converted into fully vested options and warrants to purchase approximately 880,000 shares of our common stock.

The purchase price for Agritope, which for financial accounting purposes was valued at $93.5 million, was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by an independent valuation. As a result of this transaction, we recorded expense associated with the purchase of in-process research and development of $38.1 million, net tangible liabilities of $3.6 million, and intangible assets (including goodwill) of $51.8 million, the majority of which was being amortized over 15 years until December 31, 2001. Under SFAS 142, we will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

Through our subsidiary, we develop improved plant products and traits and provide technology for the agricultural industry. We acquired Vinifera, Inc. ("Vinifera") in connection with the purchase of Agritope (parent company of Vinifera). Vinifera was organized as a majority-owned subsidiary and was engaged in the grape vine propagation business. Because this business did not fit our strategic objectives, at the date of the acquisition of Agritope, we committed to a plan to sell the Vinifera operations. On March 31, 2001, we reduced our ownership interest in Vinifera from 57% to 19% by selling 3.0 million shares of Vinifera common stock back to Vinifera in consideration for $2.1 million in interest bearing promissory notes. As a result of the sale of Vinifera common stock back to Vinifera, we deconsolidated Vinifera, excluded our share of Vinifera's operating losses for the first quarter of 2001 of $275,000, and recorded the following amounts as an adjustment to goodwill recorded in connection with the acquisition of Agritope: a write-down of the value of acquired developed technology attributable to Vinifera of $435,000, a gain on sale of Vinifera shares of $590,000 and a promissory note reserve of $1,700,000. The net adjustment was an increase to goodwill in the amount of $675,000. Beginning April 1, 2001, we accounted for our remaining investment in Vinifera using the cost method.

Due to risks associated with collection, as of December 31, 2001, we reserved for 100% of these promissory notes. Due to a significant decline in the operating performance of Vinifera, in December 2001, we wrote down our remaining cost-basis investment in Vinifera to zero. We were advised in March 2002 that Vinifera was in the process of being liquidated.

Acquisition of MetaXen Assets

In July 1999, we acquired substantially all the assets of MetaXen, a biotechnology company focused on molecular genetics. In addition to paying cash consideration of $0.9 million, we assumed a note payable relating to certain acquired assets with a principal balance of $1.1 million. We also assumed responsibility for a facility lease relating to the office and laboratory space occupied by MetaXen.

At the time of the acquisition, MetaXen had an existing research collaboration with Eli Lilly & Company. This agreement provided for sponsored research payments to be made to MetaXen. We completed the work under this arrangement in October 1999. Accordingly, we received and recognized revenues of approximately $0.2 million in fulfillment of that arrangement.

Critical Accounting Policies

We believe the following are our critical accounting policies:

Revenue Recognition

Most of our revenues are generated from complex research and licensing arrangements. These research and licensing arrangements may include up-front non-refundable payments. Although these up-front payments are generally non-refundable, under generally accepted accounting principles (GAAP) we defer the revenues under these arrangements and recognize the revenues on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Our research and license arrangements may also include milestone payments. Although these milestone payments are generally non-refundable once the milestone is achieved, we recognize the milestone revenues on a straight-line basis over the contractual term of the arrangement. This typically results in a portion of the milestone being recognized at the date of the milestone is achieved, and the balance being recognized over the remaining term of the agreement. It is our understanding that there is diversity in practice on the recognition of milestone revenue. Other companies have adopted an alternative acceptable milestone revenue recognition policy whereby the full milestone fee is recognized upon completion of the milestone. If we had adopted such a policy, our revenues recorded to date would have increased and our deferred revenues would have decreased by an immaterial amount compared to total revenue recognized. Revenues from chemistry collaborations are generally recognized upon the delivery of accepted compounds.

Exit Costs

Prior to the December 28, 2001 acquisition date for Genomica, we began to formulate an exit plan for Genomica to improve the operating efficiency of the combined company. This plan was based upon a restructuring plan Genomica implemented in October 2001 and called for the reduction of substantially all of Genomica's workforce and the abandonment of leased facilities in Boulder, Colorado and Sacramento, California. These activities are expected to be completed during the first half of 2002. Certain key terminated individuals were retained as consultants by us to assist in further licensing and development of Genomica's technology to third parties. As of December 31, 2001, we have recorded significant reserves pertaining to employee separation costs and the settlement of contractual obligations, such as operating lease commitments, resulting from these actions. The actual costs related to the exit activities may differ from the amounts recorded as of December 31, 2001. For example, we have reserved for our maximum obligations under Genomica's operating lease commitments. However, these operating lease commitments may be resolved in a more favorable manner, such as the possibility of successfully subleasing the abandoned space. Conversely, we may not be able to resolve other contractual obligations at the amounts we have provided as of December 31, 2001.

Goodwill and Intangible Impairment

As of December 31, 2001, our consolidated balance sheet includes approximately $69.5 million of goodwill and other intangible assets. Under generally accepted accounting principles, we will evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. We will also evaluate other intangible assets for impairment when impairment indicators are identified. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates include forecasted revenues, which are inherently difficult to predict. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Furthermore, our impairment evaluation of goodwill will require management to exercise judgment in the identification of our reporting units. The impairment test for goodwill will be performed at the reporting unit level, which may be one level below the operating segments disclosed in our current financial statements, depending upon whether certain criteria are met.

Contingencies

We are subject to proceedings, lawsuits and other claims related to environmental, intellectual property, product, employment and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2001, 2000 and 1999

Total Revenues

Total revenues were $41.0 million for the year ended December 31, 2001, compared to $24.8 million in 2000 and $10.5 million in 1999. The increase from 2000 to 2001 resulted principally from license and contract revenues earned from the signing of new collaboration agreements with Protein Design Labs and Bristol-Myers Squibb, additional revenues under our existing collaborative agreements with Bayer, Bristol-Myers Squibb, Dow Agrosciences and Aventis and, to a lesser extent, accelerated revenue recognition related to the mutually agreed termination of our collaboration with Pharmacia which terminated in February 2002. In 2000, revenues increased from 1999 due to additional license and contract revenues earned from existing collaborations with Bayer, Pharmacia and Bristol-Myers Squibb as well as revenues from a new collaboration with Dow AgroSciences.

Research and Development Expenses

Research and development expenses consist primarily of salaries and other personnel-related expenses, facilities costs, supplies, licenses and depreciation of facilities and laboratory equipment. Research and development expenses were $82.7 million for the year ended December 31, 2001, compared to $51.7 million in 2000 and $21.7 million in 1999. The increase in 2001 over 2000 resulted primarily from the following costs:

- Increased Personnel - Staffing costs for 2001 increased by approximately 69% to approximately $32.0 million from 2000. The increase was to support new collaborative arrangements and Exelixis' internal proprietary research efforts, including increased expenses related to staff hired with the acquisition of Artemis in May 2001 and Agritope in December 2000. Salary, bonuses, related fringe benefits, recruiting and relocation costs are included in personnel costs. We expect these personnel costs to increase further as we continue to build our organization.

- Increased Lab Supplies - As a result of the increase in personnel and the significant expansion of drug discovery operations, lab supplies increased 85% to approximately $15.5 million during 2001.

- Increased Licenses and Consulting - To support new collaborative arrangements and further development of proprietary programs, license and consulting expenses increased 100% to approximately $5.6 million during 2001.

As part of our new collaboration with Bristol-Myers Squibb in July 2001, we received an exclusive worldwide license to develop and commercialize a selected analogue of the Bristol-Myers Squibb anticancer compound, DEAE Rebeccamycin. Phase I trials of DEAE Rebeccamycin have been completed and demonstrated an acceptable safety profile. In ongoing Phase II trials, being conducted by the National Cancer Institute, the compound has demonstrated activity against some tumor types. Planning for additional clinical studies is currently underway and should be finalized later in 2002. During 2001 we established a clinical research and development staff and we plan to grow this staff in future years. We currently do not have manufacturing capabilities or experience necessary to produce materials for clinical trials. We plan to rely on collaborators and third-party contractors to produce materials for clinical trials. We expect clinical costs will increase in the future as we enter clinical trials for new product candidates and additional trials for DEAE Rebeccamycin. We currently do not have estimates of total costs to reach the market by a particular drug candidate or in total. Our potential therapeutic products are subject to a lengthy and uncertain regulatory process that may not result in the necessary regulatory approvals, which could adversely affect our ability to commercialize products. In addition, clinical trials on our potential products may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval.

The increases in research and development expenses from 2000 and 1999 were due primarily to increased staffing and other personnel-related costs and non-cash stock compensation expense (as described below). These expenses were incurred to support new collaborative arrangements and proprietary programs.

We expect to continue to devote substantial resources to research and development, and it expects that research and development expenses will continue to increase in absolute dollar amounts in the future as we continue to advance drug discovery and development programs, including clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of staffing costs to support our research activities, facilities costs and professional expenses, such as legal fees. General and administrative expenses were $19.2 million for the year ended December 31, 2001, compared to $15.7 million in 2000 and $7.6 million in 1999. The increase in 2001 over 2000 was primarily due to increased staffing in support of our expanded research and development activities, partially offset by a decrease in non-cash stock compensation expense of $2.2 million (as described below). The increase in general and administrative expenses in 2000 compared to 1999 related primarily to increased recruiting expenses, non-cash stock compensation expense (as described below) and rent for facilities and expenses associated with moving into our corporate headquarters in South San Francisco.

Stock Compensation Expense

Deferred stock compensation for options granted to our employees is the difference between the fair value for financial reporting purposes of our common stock on the date such options were granted and their exercise price. Deferred stock compensation for options granted to consultants has been determined based upon estimated fair value, using the Black-Scholes option valuation model. As of December 31, 2001, we have approximately $4.1 million of remaining deferred stock compensation, related to stock options granted to consultants and employees. In connection with the grant of stock options to employees and consultants, We recorded no deferred stock compensation in the year ended December 31, 2001, compared to $10.0 million in 2000 and $15.9 million in 1999. These amounts were recorded as a component of stockholders' equity (deficit) and are being amortized as stock compensation expense over the vesting periods of the options, which is generally four years. We recognized stock compensation expense of $7.4 million for the year ended December 31, 2001, compared to $14.0 million in 2000 and $3.5 million in 1999. The decrease in stock compensation expense in 2001 compared to 2000 primarily results from the accelerated amortization method used for accounting purposes. The increase in stock compensation expense in 2000 compared to 1999 was due the increase in deferred stock charges at the time of our initial public offering.

During April 2001, we granted approximately 545,000 supplemental stock options ("Supplemental Options") under the 2000 Equity Incentive Plan to certain employees (excluding officers and directors) who had stock options with exercise prices greater than $16.00 per share under the 2000 Equity Incentive Plan. The number of Supplemental Options granted was equal to 50% of the corresponding original grant held by each employee. The Supplemental Options have an exercise price of $16.00, vest monthly over a two-year period beginning April 1, 2001, and have a 27-month term. The vesting on the corresponding original stock options was suspended and will resume in April 2003 following the completion of vesting of the Supplemental Options. This new grant constitutes a synthetic repricing as defined in FASB Interpretation Number 44, "Accounting for Certain Transactions Involving Stock Compensation" and will result in certain options being reported using the variable plan method of accounting for stock compensation expense until they are exercised, forfeited or expire. For the year ended December 31, 2001, compensation expense recorded for the Supplemental Options was $246,000.

Acquired In-Process Research and Development

The valuation of the purchased in-process research and development related to the Artemis acquisition of $6.7 million was determined by management based upon the results of an independent valuation using the income approach for each of the three significant in-process projects. The in-process projects relate primarily to the development of technologies that use vertebrate genetic model organisms, zebra-fish and mice, to identify and functionally validate novel genes in vivo. These genes can be used as novel screening targets or as the basis for secreted proteins in clinically and commercially relevant diseases. The in-process projects are expected to be completed in December of 2002. The income approach estimates the value of each acquired project in-process based on its expected future cash flows. The valuation analysis considered the contribution of the core technology as well as the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 30%, which is considered commensurate with the overall risk and percent complete of the in-process projects. The purchased in-process technology was not considered to have reached technological feasibility, and it has no alternative future use, accordingly, it was recorded as a component of operating expenses.

In connection with the Agritope purchase in fiscal year 2000, we recorded expense of $38.1 million relating to acquired in-process research and development. The valuation of the purchased in-process research and development was based upon the results of an independent valuation using the income approach for each of the ten projects in-process. The in-process projects relate primarily to the development of disease and insect resistant fruits and vegetables and are expected to be completed over approximately the next three and one-half years. The income approach estimates the value of each acquired project in-process based on its expected future cash flows. The valuation analysis considered the contribution of the core technology as well as the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 35% which is considered commensurate with the overall risk and percent complete of the in-process projects. The purchased technology was not considered to have reached technological feasibility, and it has no alternative future use, accordingly, it was recorded as a component operating expense.

Amortization of Goodwill and Other Intangibles

Goodwill and intangibles result from our acquisitions of Genomica, Artemis and Agritope. Amortization of goodwill and intangibles was $5.1 million for the year ended December 31, 2001, compared to $260,000 in 2000 and zero in 1999. The increase in 2001 was the result of amortization of goodwill and intangibles from the Agritope acquisition for 12 months compared to only one month in 2000 as well as the amortization of goodwill and intangibles from the acquisition of Artemis.

Under SFAS 142, we will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

Interest Income (Expense), Net

Net interest income was $4.1 million for the year ended December 31, 2001, compared to $5.6 million of net income in 2000 and $46,000 of net income in 1999. Interest income (expense), net consists of interest earned on cash, cash equivalents and short-term investments, reduced by interest expense incurred on notes payable and capital lease obligations. The decrease in 2001 from 2000 was primarily attributable to an increase in interest expense related to notes payables and capital leases. The increase in 2000 from 1999 primarily relates to interest income earned on the proceeds from our initial public offering.

Minority Interest and Equity in Net Loss of Affiliated Company

On March 31, 2001, we reduced our ownership interest in Vinifera, Inc. to 19%. Beginning April 1, 2001, we accounted for our remaining investment in Vinifera using the cost method. Due to a significant decline in the operating performance of Vinifera, in December 2001, we wrote down our investment in Vinifera to zero.

For 2000, minority interest in subsidiary net loss represents the minority shareholders' portion of Vinifera's operating loss. Net loss reported by us, which is attributable to the minority shareholders, was approximately $100,000 in 2000. Since we owned in excess of 50% of Vinifera, we consolidated Vinifera's operating results; a portion of which was then allocated to the minority shareholders as minority interest in proportion to their ownership interest, partially offsetting our operating loss.

Income Taxes

We have incurred net operating losses since inception and, consequently, have not recorded any federal or state income taxes.

As of December 31, 2001, we had federal and California net operating loss carryforwards of approximately $99.0 million and $50.0 million, respectively. We had federal research and development credit carryforwards of approximately $3.0 million in each jurisdiction. If not utilized, the net operating loss and credit carryforwards expire at various dates beginning in 2005. Under the Internal Revenue Code, as amended, and similar state provisions, certain substantial changes in our ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carry forwards before they are used.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through private placements of preferred stock, loans, equipment lease financings and other loan facilities and payments from collaborators. In addition, during the second quarter of 2000, we completed our initial public offering raising $124.5 million in net cash proceeds. In addition, in December 2001, we acquired Genomica, Inc., including $109.6 million in cash and investments. As of December 31, 2001, we had approximately $227.7 million in cash, cash equivalents and short-term investments.

Our operating activities used cash of $23.8 million for the year ended December 31, 2001, compared to $12.9 million in 2000 and $7.3 million in 1999. Cash used in operating activities during each year related primarily to funding net operating losses, partially offset by an increase in deferred revenue from collaborators and non-cash charges related to acquired in-process research and development, depreciation and amortization of deferred stock compensation.

Our investing activities provided cash of $5.4 million for the year ended December 31, 2001, compared to cash used of $96.4 million in 2000 and $6.5 million in 1999. The cash provided in 2001 consisted of cash resulting from the acquisitions of Artemis and Genomica, proceeds from maturities of short-term investments and sale of an investment before maturity, partially offset by purchases of property and equipment and purchases of short-term investments. The use of cash for 2000 consists primarily of purchases of short-term investments and property and equipment, partially offset by proceeds from maturities of short-term investments and proceeds from sale-leaseback of equipment. In 1999, investing activities consist primarily of purchases of property, equipment and short-term investments. We expect to continue to make significant investments in research and development and its administrative infrastructure, including the purchase of property and equipment to support its expanding operations.

Our financing activities provided cash of $34.4 million for the year ended December 31, 2001, compared to $123.5 million in 2000 and $17.1 million in 1999. The cash provided in 2001 consisted of $10.0 million proceeds from the issuance of common stock to Bristol-Myers Squibb as part of the collaboration agreement and $30.0 million from a convertible note with Protein Design Labs, partially offset by principal payments on capital leases and note payable. Cash provided from financing activities in 2000 and 1999 consisted primarily of proceeds from our initial public offering, sales of preferred stock, and amounts received under various financing arrangements.

We believe that our current cash and cash equivalents, short-term investments and funding to be received from collaborators, will be sufficient to satisfy our anticipated cash needs for at least the next two years. Changes in our operating plan as well as factors described in our "Risk Factors" elsewhere in this Annual Report on Form 10-K could require us to consume available resources much sooner than we expect. It is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, collaborative relationships or other arrangements. In July 2001, we filed a registration statement on Form S-3 to offer and sell up to $150.0 million of common stock. We have no current commitments to offer or sell securities with respect to shares that may be offered or sold pursuant to that filing. We cannot assure you that additional funding, if sought, will be available or, even if available, will be available on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm its business and operating results.

Commitments

We do not have any "special purpose" entities that are unconsolidated in our financial statements that are reasonably likely to materially affect liquidity or the availability of or requirements of cash. We are also not involved with non-exchange traded commodity contracts accounted for at fair value. We have no commercial commitments with related parties, except for employee loans. We have contractual obligations in the form of operating and capital leases, notes payable and licensing agreements. These are described in further detail in Notes 7 and 12 of Notes to Consolidated Financial Statements. The following chart details our contractual obligations (in thousands):

	Payments Due by Period (000's)				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	$ 18,804	$ 6,625	$ 10,866	$ 1,313	$ -
Operating leases	81,158	7,102	12,549	10,325	51,182
Convertible promissory notes	30,000	-	-	30,000	-
Notes payable	1,852	1,200	652	-	-
Licensing agreements	6,672	1,454	2,357	1,907	954
Total contractual cash obligations	$ 138,486	$ 16,381	$ 26,424	$ 43,545	$ 52,136

We had outstanding loans aggregating $937,000 and $494,000 to certain officers and employees at December 31, 2001 and 2000, respectively. The notes are general recourse or collateralized by certain real property assets, bear interest at rates ranging from 4.82% to 9.50% and have maturities through 2005. The principal plus accrued interest will be forgiven at various rates over three to four years from the employees' date of employment with us. If an employee leaves us, all unpaid and unforgiven principal and interest will be due and payable within 60 days.

As of December 31, 2001, we had outstanding loans aggregating $2.2 million to our stockholders. The loans were issued to enable certain employees to purchase stock pursuant to their employee stock options. The loans bear interest at rates ranging from 5.25% to 6.50% and mature at various times through February 2004.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" ("SFAS No. 141"), which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 had no material impact on our financial reporting and related disclosures.

In July 2001, the FASB issued SFAS 142, which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001. We will adopt SFAS 142 during the first quarter of fiscal 2002, and are in the process of evaluating the impact of implementation on our financial position and results of operations. Application of the non-amortization provisions of the Statement is expected to result in a decrease to net loss of approximately $4.7 million in 2002, as compared to the prior accounting requirements.

Quantitative and Qualitative Disclosures About Market Risk

Our investments are subject to interest rate risk, and our interest income may fluctuate due to changes in U.S. interest rates. By policy, we limit our investments to money market instruments, debt securities of U.S. government agencies and debt obligations of U.S. corporations. We manage market risk by our diversification requirements, which limit the amount of our portfolio that can be invested in a single issuer. We manage credit risk by limiting our purchases to high quality issuers. Through our money manager, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would cause an approximately $1.7 million and $366,000 decline in the fair value of our financial instruments at December 31, 2001 and 2000, respectively.

All highly liquid investments with an original maturity of three months or less from the date of purchase are considered cash equivalents. Exelixis views its available-for-sale portfolio as available for use in current operations. Accordingly, we have classified all investments with an original maturity date greater than three months as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date.

Due to our German operations, we have market risk exposure to adverse changes in foreign currency exchange rates. The revenues and expenses of our German subsidiaries were denominated in Deutschmark but changed to Eurodollars on January 1, 2002. At the end of each reporting period, the revenues and expenses of these subsidiaries are translated into U.S. dollars using the average currency rate in effect for the period, and assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the end of the period. Fluctuations in exchange rates, therefore, impact our financial condition and results of operations as reported in U.S. dollars. To date, we have not experienced any significant negative impact as a result of fluctuations in foreign currency markets.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Exelixis, Inc.

We have audited the accompanying consolidated balance sheet of Exelixis, Inc. as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows of Exelixis for the years ended December 31, 2000 and 1999 were audited by other accountants, whose report thereon dated February 2, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exelixis, Inc. at December 31, 2001 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Palo Alto, California
February 1, 2002

EXELIXIS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,584	$ 19,552
Short-term investments	192,116	93,000
Other receivables	4,026	1,493
Inventories	-	3,612
Other current assets	2,873	1,987
Total current assets	234,599	119,644
Property and equipment, net	36,500	23,480
Related party receivables	937	494
Goodwill and other intangibles, net	69,483	58,674
Other assets	5,095	2,622
Total assets	$ 346,614	$ 204,914
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 10,837	$ 3,720
Accrued benefits	5,000	1,990
Obligation assumed to exit certain activities of Genomica	2,919	-
Accrued merger and acquisition costs	2,217	4,340
Line of credit	-	1,484
Current portion of capital lease obligations	5,947	3,826
Current portion of notes payable	1,200	1,664
Advances from minority shareholders	-	868
Deferred revenue	12,237	6,233
Total current liabilities	40,357	24,125
Capital lease obligations	11,144	6,341
Notes payable	652	1,635
Convertible promissory note	30,000	-
Acquisition liability	6,871	-
Minority interest in consolidated subsidiary	-	1,044
Deferred revenue	20,370	9,035
Total liabilities	109,394	42,180
Commitments		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 authorized and no shares issued	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized; issued and outstanding: 56,150,142 and 46,732,305 shares at December 31, 2001 and 2000, respectively	56	47
Additional paid-in-capital	444,229	304,339
Notes receivable from stockholders	(2,205)	(1,805)
Deferred stock compensation, net	(4,137)	(10,174)
Accumulated other comprehensive income	501	365
Accumulated deficit	(201,224)	(130,038)
Total stockholders' equity	237,220	162,734
Total liabilities and stockholders' equity	$ 346,614	$ 204,914

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Revenues:			
Contract and government grants	$ 33,518	$ 20,983	$ 9,464
License	7,488	3,776	1,046
Total revenues	41,006	24,759	10,510
Operating expenses:			
Research and development (1)	82,700	51,685	21,653
Selling, general and administrative (2)	19,166	15,678	7,624
Acquired in-process research and development	6,673	38,117	-
Impairment of goodwill	2,689	-	-
Amortization of intangibles	5,092	260	-
Total operating expenses	116,320	105,740	29,277
Loss from operations	(75,314)	(80,981)	(18,767)
Other income (expense):			
Interest income	6,316	6,225	571
Interest expense	(2,186)	(679)	(525)
Other income (expense), net	(2)	23	-
Total other income (expense)	4,128	5,569	46
Minority interest in consolidated subsidiary net loss	-	101	-
Net loss	$ (71,186)	$ (75,311)	$ (18,721)
Basic and diluted net loss per share	$ (1.53)	$ (2.43)	$ (4.60)
Shares used in computing basic and diluted net loss per share	46,485	31,031	4,068

(1) Includes stock compensation expense of $5,004, $9,433 and $2,241 in 2001, 2000 and 1999, respectively.

(2) Includes stock compensation expense of $2,360, $4,589 and $1,281 in 2001, 2000 and 1999, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share data)

	Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
Balance at December 31, 1998	4,001,505	$ 4	526,819	$ 1	$ 2,979	$ (240)	$ (1,803)	$ (36,006)	$ -	$ (35,065)
Exercise of stock options	1,057,300	1	-	-	267	-	-	-	-	268
Issuance of stock purchase warrants	-	-	-	-	391	-	-	-	-	391
Deferred stock compensation	-	-	-	-	15,886	-	(15,886)	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	3,522	-	-	3,522
Conversion of Class B common stock into common stock	1,200,000	1	(526,819)	(1)	-	-	-	-	-	-
Net loss and total comprehensive loss	-	-	-	-	-	-	-	(18,721)	-	(18,721)
Balance at December 31, 1999	6,258,805	6	-	-	19,523	(240)	(14,167)	(54,727)		(49,605)
Issuance of common stock under options, warrants and stock purchase plan, net of repurchases	4,928,299	5	-	-	3,782	(1,862)	-	-	-	1,925
Repayment of notes to stockholders for the exercise of stock options	-	-	-	-	-	297	-	-	-	297
Issuance of common stock, net of offering costs	10,465,000	10	-	-	124,514	-	-	-	-	124,524
Issuance of common stock for acquisition	1,721,776	2	-	-	92,235	-	-	-	-	92,237
Conversion of preferred stock	22,877,656	23	-	-	46,757	-	-	-	-	46,780
Conversion of promissory note	480,769	1	-	-	7,499	-	-	-	-	7,500
Deferred stock compensation	-	-	-	-	10,029	-	(10,029)	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	14,022	-	-	14,022
Comprehensive loss:										
Net loss	-	-	-	-	-	-	-	(75,311)	-	(75,311)
Unrealized gain on available for sale securities	-	-	-	-	-	-	-	-	365	365
Comprehensive loss	-	-	-	-	-	-	-	-	-	(74,946)
Balance at December 31, 2000	46,732,305	47	-	-	304,339	(1,805)	(10,174)	(130,038)	365	162,734
Issuance of common stock under options, warrants and stock purchase plan, net of repurchases	708,205	-	-	-	4,890	-	-	-	-	4,890
Repayment of notes from stockholders for the exercise of stock options	-	-	-	-	-	295	-	-	-	295
Notes receivable from stockholders	-	-	-	-	-	(695)	-	-	-	(695)
Issuance of common stock, BMS collaboration	600,600	1	-	-	9,999	-	-	-	-	10,000
Issuance of common stock for acquisition	8,109,032	8	-	-	123,672	-	-	-	-	123,680
Variable compensation	-	-	-	-	1,761	-	-	-	-	1,761
Deferred stock compensation relating to terminated employees	-	-	-	-	(432)	-	432	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	5,605	-	-	5,605
Comprehensive loss:										
Net loss	-	-	-	-	-	-	-	(71,186)	-	(71,186)
Unrealized gain on available for sale securities	-	-	-	-	-	-	-	-	236	236
Cumulative translation adjustment	-	-	-	-	-	-	-	-	(100)	(100)
Comprehensive loss	-	-	-	-	-	-	-	-	-	(71,050)
Balance at December 31, 2001	56,150,142	$ 56	-	$ -	$ 444,229	$ (2,205)	$ (4,137)	$ (201,224)	$ 501	$ 237,220

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (71,186)	$ (75,311)	$ (18,721)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	10,116	4,575	2,166
Stock compensation expense	7,364	14,022	3,522
Amortization of intangibles	5,092	260	-
Impairment of goodwill	2,689	-	-
Acquired in-process research and development	6,673	38,117	-
Other	(23)	(101)	-
Changes in assets and liabilities:			
Other receivables	(75)	(1,043)	(35)
Other current assets	(1,689)	(2,206)	(497)
Other assets	(3,150)	(1,094)	(81)
Inventories	-	41	-
Related party receivables	(454)	125	(161)
Other long term liabilities	-	(104)	104
Accounts payable and accrued expenses	2,816	240	3,064
Deferred revenue	18,059	9,612	3,317
Net cash used in operating activities	(23,768)	(12,867)	(7,322)
Cash flows provided by (used in) investing activities:			
Acquisitions, net	8,560	265	(870)
Purchases of property and equipment	(9,094)	(15,386)	(4,100)
Proceeds from sale-leaseback of equipment	268	9,816	-
Proceeds from maturities of short-term investments	147,143	44,689	738
Proceeds from sale of investment before maturity	9,372	-	-
Purchases of short-term investments	(150,844)	(135,821)	(2,242)
Net cash provided by (used in) investing activities	5,405	(96,437)	(6,474)
Cash flows from financing activities:			
Proceeds from issuance of mandatorily redeemable convertible preferred stock, net	-	-	8,642
Proceeds from the issuance of common stock, net of offering costs	10,000	124,524	-
Proceeds from exercise of stock options and warrants	555	427	268
Proceeds from employee stock purchase plan	2,372	980	-
Repayment of notes from stockholders	296	297	-
Principal payments on capital lease obligations	(4,519)	(1,212)	(933)
Proceeds from issuance of notes payable and convertible promissory note	30,000	-	10,066
Principal payments on notes payable	(4,349)	(1,560)	(905)
Net cash provided by financing activities	34,355	123,456	17,138
Effect of foreign exchange rates on cash and cash equivalents	40	-	-
Net increase in cash and cash equivalents	16,032	14,152	3,342
Cash and cash equivalents, at beginning of year	19,552	5,400	2,058
Cash and cash equivalents, at end of year	$ 35,584	$ 19,552	$ 5,400
Supplemental cash flow disclosure:			
Property and equipment acquired under capital leases	$ 11,175	$ 10,415	$ -
Cash paid for interest	1,041	679	525

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Exelixis, Inc. ("Exelixis" or the "Company") is a biotechnology company whose primary mission is to develop proprietary human therapeutics by leveraging our integrated discovery platform to increase the speed, efficiency and quality of pharmaceutical product discovery and development. The Company uses comparative genomics and model system genetics to find new drug targets that Exelixis believes would be difficult or impossible to uncover using other experimental approaches. The Company's research is designed to identify novel genes and proteins expressed by those genes, that, when changed, either decrease or increase the activity in a specific disease pathway in a therapeutically relevant manner. These genes and proteins represent either potential product targets or drugs that may treat disease or prevent disease initiation or progression. The Company's most advanced proprietary pharmaceutical program focuses on drug discovery and development of small molecules in cancer. While the Company's proprietary programs focus on drug discovery and development, Exelixis believes that its proprietary technologies are valuable to other industries whose products can be enhanced by an understanding of DNA or proteins, including the agrochemical, agrichcultural and diagnostic industries.

On December 28, 2001, Exelixis acquired approximately 94% of the outstanding common stock of Genomica Corporation ("Genomica"), a bio-informatics software company. The transaction closed on January 8, 2002. As part of this transaction, Exelixis received $109.6 million of cash and investments that will significantly enhance its ability to move its drug discovery programs forward, and Genomica's software, which may be a useful tool over the next several years to manage human data obtained during the clinical development of Exelixis compounds.

On May 14, 2001, Exelixis completed its acquisition of Artemis Pharmaceuticals, GmbH ("Artemis") a privately-held genetics and functional genomics company. Located in Cologne and Tübingen, Germany, Artemis is focused on the use of vertebrate model genetic systems such as mice and zebrafish as tools for target identification and validation. Exelixis co-founded Artemis in 1998 to expand access to vertebrate model system technologies. The two companies have worked closely together since that time, and the acquisition creates a single, worldwide drug discovery company with a broad array of biological systems and other tools for rapid target identification and validation. This acquisition is a continuation of Exelixis' strategy to optimize all aspects of the drug discovery process from target identification to clinical development.

On December 8, 2000, Exelixis completed its acquisition of Agritope, Inc. and changed Agritope's name to Exelixis Plant Sciences, Inc. ("Agritope" or "Exelixis Plant Sciences"). Exelixis Plant Sciences is an agricultural biotechnology company that develops improved plant products and traits and provides technology for the agricultural industry. The Company acquired Vinifera, Inc. ("Vinifera") in connection with the purchase of Agritope (parent company of Vinifera). Vinifera was organized as a majority-owned subsidiary and was engaged in the grape vine propagation business. Because this business did not fit with the strategic objectives of Exelixis, at the date of the acquisition of Agritope, the management of Exelixis committed to a plan to sell the Vinifera operations. On March 31, 2001, the Company reduced its ownership interest in Vinifera from 57% to 19% by selling 3.0 million shares of Vinifera common stock back to Vinifera in consideration for $2.1 million in interest bearing promissory notes. Beginning April 1, 2001, the Company accounted for its remaining investment in Vinifera using the cost method.

In connection with the Agritope acquisition, Exelixis also acquired interests in Agrinomics LLC ("Agrinomics"), which is a 50% owned subsidiary that conducts a gene discovery program, and Superior Tomato Associates, LLC ("Superior Tomato"), which was a 66-2/3% owned subsidiary formed to develop and market longer-lasting tomatoes. The Company dissolved Superior Tomato during 2001, which resulted in no material impact to its financial results. Agrinomics continues in existence.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Genomica, Artemis, Exelixis Deutschland GmbH, Cell Fate, Inc. and Exelixis Plant Sciences. All significant intercompany balances and transactions have been eliminated.

The Company records its minority ownership interests in Genoptera LLC and Agrinomics using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Initial Public Offering

On April 14, 2000, the Company completed an initial public offering in which it sold 9,100,000 shares of common stock at $13.00 per share for net cash proceeds of approximately $108.0 million, net of underwriting discounts, commissions and other offering costs. Upon the closing of the offering, all the Company's mandatorily redeemable convertible preferred stock converted into 22,877,656 shares of common stock. After the offering, the Company's authorized capital consisted of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. On May 1, 2000, the underwriters exercised the over-allotment option to purchase an additional 1,365,000 shares, resulting in net cash proceeds of approximately $16.5 million.

Stock Split

In February 2000, the Company's Board of Directors and stockholders authorized a 4-for-3 reverse split of the Company's common stock. The reverse stock split became effective on April 7, 2000. The accompanying consolidated financial statements have been adjusted retroactively to reflect the stock split.

Cash, Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash in high-grade, short-term commercial paper and money market funds, which invest in U.S. Treasury securities that are subject to minimal credit and market risk.

All short-term investments are classified as available-for-sale and therefore carried at fair value. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, we have classified all investments as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date. Available-for-sale securities are stated at fair value based upon quoted market prices of the securities. Unrealized gains and losses on such securities, when material, are reported as a separate component of stockholders' equity. Realized gains and losses, net, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

The following summarizes available-for-sale securities included in cash and cash equivalents and short-term investments (in thousands):

	December 31, 2001	December 31, 2000
Money market funds	$ 3,823	$ 3,995
Commercial paper	27,306	41,126
U.S. corporate bonds	157,000	49,634
Government debt	13,016	5,997
Market auction securities	22,100	10,399
Total	$ 223,245	$ 111,151
As reported:		
Cash equivalents	$ 31,129	$ 18,151
Short-term investments	192,116	93,000
Total	$ 223,245	$ 111,151

The following is a reconciliation of cash and cash equivalents (in thousands):

	December 31, 2001	December 31, 2000
Cash equivalents	$ 31,129	$ 18,151
Cash	4,455	1,401
	$ 35,584	$ 19,552

Net unrealized gains were $236,000 and $365,000 for the periods ended December 31, 2001 and 2000, respectively. Gross unrealized gains and losses have not been shown separately as they are immaterial. Realized gains amounted to $84,000 in 2001 and none in 2000 and 1999.

Inventories

Inventories, consisting principally of growing grapevine plants at Vinifera, are recorded at the lower of average cost or market. Average cost includes all direct and indirect costs attributable to the growing of grapevine plants. During March 2001, Exelixis reduced its ownership percentage in Vinifera to 19% by selling 3.0 million shares of Vinifera common stock back to Vinifera. As a result of this ownership reduction and subsequent deconsolidation, no Vinifera inventory was included in the consolidated results as of December 31, 2001.

Inventories are summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Operating supplies	$ -	$ 283
Work-in-process	-	2,411
Finished goods	-	918
	$ -	$ 3,612

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining term of the lease. Equipment held under capital lease is stated at the lower of the cost of the related asset or the present value of the minimum lease payments and is amortized on a straight-line basis over estimated useful life of the related asset. Repair and maintenance costs are charged to expense as incurred.

Intangible Assets

Intangible assets have been amortized using the straight-line method over the following estimated useful lives:

Developed technology	5 years
Patents/core technology	15 years
Assembled workforce	3 years
Goodwill	15 years

Under Statement of Financial Accounting Standards ("SFAS") SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

Long-lived Assets

The Company accounts for its long-lived assets under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). Consistent with SFAS 121, the Company identifies and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company's long-lived assets consist primarily of machinery and equipment, leasehold improvements, goodwill and other acquired intangible assets. During 2001 there was impairment of goodwill related to the Genomica purchase as detailed in Note 2 of Notes to Consolidated Financial Statements.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between the income tax bases of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the periods in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents and short-term investments approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans and capital lease obligations with similar terms, the carrying value of its debt obligations approximates fair value.

Revenue Recognition

License, research commitment and other non-refundable payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Contract research revenues are recognized as services are performed pursuant to the terms of the agreements. Any amounts received in advance of performance are recorded as deferred revenue. Payments are not refundable if research is not successful.

Milestone payments are non-refundable and recognized as revenue when earned over the period of the arrangement, as evidenced by achievement of the specified milestones and the absence of on-going performance obligation.

Revenues from chemistry collaborations are generally recognized upon the delivery of accepted compounds.

Research and Development Expenses

Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on behalf of the Company. Research and development expenses incurred in connection with collaborative agreements approximated contract revenues for the years ended December 31, 2001, 2000 and 1999. Information regarding our research collaborations is described in further detail in Note 3 of Notes to Consolidated Financial Statements.

Net Loss per Share

Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period adjusted for shares which are subject to repurchase. The calculation of diluted net loss per share excludes potential common stock if their effect is antidilutive. Potential common stock consists of common stock subject to repurchase, incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the preferred stock and note payable.

The following table sets forth potential shares of common stock that are not included in the computation of diluted net loss per share because to do so would be antidilutive for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
Preferred stock	-	6,599,324	22,607,614
Options to purchase common stock	5,198,676	2,187,836	3,649,611
Common stock subject to repurchase	1,793,627	3,596,114	988,126
Conversion of note payable	783,504	588,942	1,718,750
Warrants	485,218	524,397	612,724
	8,261,025	13,496,613	29,576,825

Comprehensive Income

Comprehensive income generally represents all changes in stockholders' equity (deficit) except those resulting from investments or contributions by stockholders. The two components of other comprehensive income are unrealized gains or losses on available-for-sale securities and cumulative translation adjustments. For the year ended December 31, 2001, total comprehensive loss amounted to $71.1 million compared to $74.9 million in 2000. For 1999, there were no material differences between comprehensive loss and net loss. At December 31, 2001, the total cumulative translation adjustment was $(100,000) and unrealized gains in available-for-sale securities was $601,000.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 had no material impact on financial reporting and related disclosures of the Company.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 during the first quarter of fiscal 2002, and is in the process of evaluating the impact of implementation on its financial position and results of operations. Application of the non-amortization provisions of the Statement is expected to result in a decrease to net loss of approximately $4.7 million in 2002 as compared with the previous accounting requirements.

NOTE 2 ACQUISITIONS

Genomica Corporation

On November 19, 2001 Exelixis and Genomica announced a definitive agreement pursuant to which Exelixis would acquire Genomica in a stock-for-stock transaction valued at $110.0 million. The transaction was structured as an offer for 100% of Genomica's outstanding common stock to be followed by a merger of Genomica with a wholly-owned subsidiary of Exelixis. On December 28, 2001, Exelixis accepted for payment 22,911,969 shares of Genomica common stock, or 93.94% of the total number of outstanding shares of common stock of Genomica. On January 8, 2002, the merger of Genomica was completed. Upon effectiveness of the merger, Genomica became a wholly-owned subsidiary of Exelixis. The transaction, which was accounted for under the purchase method of accounting, was effected through the exchange of 0.28309 of a share of Exelixis common stock for each outstanding share of Genomica common stock. A total of approximately 6.9 million shares of Exelixis common stock were issued for all of the outstanding shares of Genomica common stock.

The total consideration for the acquisition was approximately $110.0 million, which consisted of Exelixis common stock valued at $108.9 million and estimated Exelixis transaction costs of $1.1 million. As of December 31, 2001, only 93.94% of the total consideration had been issued by Exelixis, accordingly, the Company recorded the value of the remaining 6.06%, or $6.9 million as a long term liability.

The purchase price for Genomica was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based on an independent valuation. As a result of this transaction, Exelixis recorded net tangible assets of $106.2 million, developed technology of $0.4 million, which will be amortized over two years and goodwill of $3.4 million. At the same time, Exelixis recorded goodwill impairment charge of $2.7 million, which was expensed in the current year to operations. The impairment of goodwill was calculated in accordance with SFAS 121 by estimating the present value of future cash flows for the ongoing Genomica licensing business using a risk adjusted discount rate. The goodwill impairment charge represents excess purchase price that Exelixis views as economically equivalent to financing costs for the acquired cash and investments.

Under SFAS 142, the Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands):

	December 28, 2001
Cash, investments and interest receivable	$ 111,302
Other tangible assets (liabilities), net	(5,037)
Goodwill	3,382
Developed technologies	400
Net assets acquired	$ 110,047

Prior to the December 28th acquisition date, Exelixis began formulating an exit plan for Genomica to improve the operating efficiency of the combined company. This plan was based upon a restructuring plan Genomica implemented in October 2001 and called for the reduction of substantially all of Genomica's workforce and the abandonment of leased facilities in Boulder, Colorado and Sacramento, California. These activities are expected to be completed during the first half of 2002. Certain key terminated individuals were retained as consultants by Exelixis to assist in further licensing and development of Genomica's technology to third parties. The estimated costs are included as part of the liabilities assumed in the acquisition and are detailed as follows (in thousands):

	December 31, 2001
Severance and benefits	$ 1,216
Lease abandonment	1,703
Total exit costs	$ 2,919

Artemis Pharmaceuticals, GmbH

In May 2001, the Company acquired a majority of the outstanding capital stock of Artemis Pharmaceuticals GmbH, a privately held genetics and functional genomics company organized under the laws of Germany. The transaction, which was accounted for under the purchase method of accounting, was effected through the exchange of shares of Exelixis common stock for Deutschmark 1.00 of nominal value of Artemis capital stock, using an exchange ratio of 4.064 to one. Approximately 1.6 million shares of Exelixis common stock were issued in exchange for 78% of the outstanding capital stock of Artemis held by Artemis stockholders. In addition, Exelixis received a call option (the "Call Option") from, and issued a put option (the "Put Option") to, certain stockholders of Artemis (the "Option Holders") for the issuance of approximately 480,000 shares of Exelixis common stock in exchange for the remaining 22% of the outstanding capital stock of Artemis held by the Option Holders. Exelixis may exercise the Call Option at any time from May 14, 2001 through January 31, 2002, and the Option Holders may exercise their rights under the Put Option at any time from April 1, 2002 through May 15, 2002. Exelixis exercised the Call Option for

131,674 and 329,591 shares in December 2001 and January 2002, respectively, which resulted in an increase to goodwill of approximately $1.9 and $4.2 million, respectively. In addition, Exelixis also issued fully vested rights to purchase approximately 187,000 additional shares of Exelixis common stock to Artemis employees in exchange for such employees' vested options formerly representing the right to purchase shares of Artemis capital pursuant to the Artemis employee option program.

As of December 31, 2001, the total consideration for the acquisition was approximately $24.2 million, which consisted of Exelixis common stock and options valued at $23.3 million and estimated Exelixis transaction costs of $900,000. Exelixis' transaction costs include financial advisory, legal, accounting and other fees.

The purchase price, which for financial accounting purposes was valued at $24.2 million, was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based upon an independent valuation. As a result of this transaction, Exelixis recorded expense associated with the purchase of in-process research and development of $6.7 million, net tangible assets of $2.8 million and intangible assets (including goodwill) of $14.7 million, the majority of which was being amortized over 15 years until December 31, 2001. Under SFAS 142, the Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

The valuation of the purchased in-process research and development of $6.7 million was based upon the results of an independent valuation using the income approach for each of the three significant in-process projects. The in-process projects relate primarily to the development of technologies that use vertebrate genetic model organisms, zebrafish and mice, to identify and functionally validate novel genes in vivo. These genes can be used as novel screening targets or as the basis for secreted proteins in clinically and commercially relevant diseases. The in-process projects are expected to be completed over the next 12 months. The income approach estimates the value of each acquired in-process project based on its expected future cash flows. The valuation analysis considered the contribution of the core technology as well as the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 30%, which is considered commensurate with the overall risk and percent complete of the in-process projects. The purchased in-process research and development was not considered to have reached technological feasibility, and it has no alternative future use, accordingly, it was recorded as a component of operating expense.

The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include the ability to reach future research milestones since the technologies being developed are unproven, the ability to retain key personal, the ability to obtain licenses to key technology and the ability to avoid infringing on patents and propriety rights of third parties.

Agritope

In December 2000, Exelixis completed its acquisition of Agritope, Inc. As a result of the acquisition, Agritope became a wholly-owned subsidiary of Exelixis, and was subsequently renamed Exelixis Plant Sciences, Inc. The transaction, which was accounted for under the purchase method of accounting, was effected through the exchange of 0.35 of a share of Exelixis common stock for each outstanding share of Agritope capital stock. Approximately 1.7 million shares of Exelixis common stock were issued in connection with the transaction. In addition, unexpired and unexercised options and warrants to purchase shares of Agritope capital stock were assumed by Exelixis pursuant to the transaction and converted into fully vested options and warrants to purchase approximately 880,000 shares of Exelixis common stock.

The total consideration for the acquisition was approximately $93.5 million, which consists of Exelixis common stock, options and warrants valued at $92.2 million and estimated Exelixis transaction costs of $1.3 million. Exelixis transaction costs include financial advisory, legal, accounting and other fees.

The purchase price for Agritope, which for financial accounting purposes was valued at $93.5 million, was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by an independent valuation. As a result of this transaction, Exelixis recorded expense associated with the purchase of in-process research and development of $38.1 million, net tangible liabilities of $3.6 million, and intangible assets (including goodwill) of $58.9 million, the majority of which was being amortized over 15 years until December 31, 2001. Under SFAS 142, the Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Accordingly, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142.

The valuation of the purchased in-process research and development of $38.1 million was based upon the results of an independent valuation using the income approach for each of the ten projects in-process. The in-process projects relate primarily to the development of disease and insect resistant fruits and vegetables and are expected to be completed over approximately the next three to six years. The income approach estimates the value of each acquired project in-process based on its expected future cash flows. The valuation analysis considered the contribution of the core technology as well as the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 35%, which is considered commensurate with the overall risk and percent complete of the in-process projects. The purchased technology was not considered to have reached technological feasibility, and it has no alternative future use, accordingly, it was recorded as a component operating expense.

The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include obtaining the necessary regulatory approvals in a timely manner and being able to successfully and profitably produce, distribute and sell products.

The Company acquired Vinifera in connection with the purchase of Agritope, Inc. (parent company of Vinifera) in 2000. Vinifera was organized as a majority-owned subsidiary and was engaged in the grape vine propagation business. Because this business did not fit with the strategic objectives of Exelixis, at the date of the acquisition of Agritope, the management of Exelixis committed to a plan to sell the Vinifera operations. On March 31, 2001, the Company reduced its ownership interest in Vinifera from 57% to 19% by selling 3.0 million shares of Vinifera common stock back to Vinifera in consideration for $2.1 million in interest bearing promissory notes. As a result of the sale of Vinifera common stock back to Vinifera, Exelixis deconsolidated Vinifera, excluded their share of Vinifera's operating losses for the first quarter of 2001 of $275,000, and recorded the following amounts as an adjustment to goodwill recorded in connection with the acquisition of Agritope: a write-down of the value of acquired developed technology attributable to Vinifera of $435,000, a gain on sale of Vinifera shares of $590,000 and a promissory note reserve of $1,700,000. The net adjustment was an increase to goodwill in the amount of $675,000. Beginning April 1, 2001, the Company accounted for its remaining investment in Vinifera using the cost method.

Due to risks associated with collection, as of December 31, 2001, the Company has reserved for 100% of these promissory notes. Due to a significant decline in the operating performance of Vinifera, in December 2001, the Company wrote down its remaining cost-basis investment in Vinifera to zero. Exelixis was advised in March 2002 that Vinifera was in the process of being liquidated.

MetaXen

In July 1999, the Company acquired substantially all the assets of MetaXen. In addition to paying cash consideration of $870,000, the Company assumed a note payable relating to certain acquired assets with a principal balance due of $1.1 million (see Note 6). The Company also assumed responsibility for a facility lease relating to the office and laboratory space occupied by MetaXen.

This transaction was recorded using the purchase method of accounting. The fair value of the assets purchased, and debt assumed, was determined by management to equal their respective historical net book values on the transaction date, as follows (in thousands):

Laboratory and computer equipment	$ 1,645
Leasehold improvements	175
Other tangible assets	155
Note payable	(1,105)
	$ 870

Pro Forma Results

The Company's audited historical statements of operations include the results of Genomica, Artemis and Agritope subsequent to the acquisition dates of December 28, 2001, May 14, 2001 and December 8, 2000, respectively. The following unaudited pro forma financial information presents the consolidated results of the Company as if the acquisition of Genomica, Artemis and Agritope had occurred at the beginning of 2000. The $4.3 million restructuring charge that Genomica recorded in October 2001 is included in the following pro-forma information since this charge was non-recurring and not related to the acquisition. All other non-recurring charges relating to the acquisitions, such as acquired in-process research and development charge and impairment of goodwill charge, are not reflected in the following pro forma financial information. This pro forma information is not intended to be indicative of future operating results (in thousands, except per share data).

	Year Ended December 31, 2001	Year Ended December 31, 2000
Total revenues	$ 42,858	$ 31,207
Net loss	(93,734)	(97,355)
Net loss per share, basic and diluted	(1.74)	(2.04)

NOTE 3 RESEARCH AND COLLABORATION AGREEMENTS

Bayer

In May 1998, the Company entered into a six-year research collaboration agreement with Bayer AG (including its affiliates, "Bayer") to identify novel screening targets for the development of new pesticides for use in crop protection. The Company provided research services directed towards identifying and investigating molecular targets in insects and nematodes that may be useful in developing and commercializing pesticide products. The Company received a $1.2 million license fee upon execution of the agreement that was deferred and will be recognized as revenue over the term of the agreement.

In December 1999, the Company significantly expanded its relationship with Bayer by forming a joint venture in the form of a new limited liability company, Genoptera LLC ("Genoptera"). Under the terms of the Genoptera operating agreement, Bayer provides 100% of the capital necessary to fund the operations of Genoptera and has the ability to control the entity with a 60% ownership interest. The Company owns the other 40% interest in Genoptera without making any capital contribution and will report its investment in Genoptera using the equity method of accounting. Bayer's initial capital contributions to Genoptera were $10.0 million in January 2000 and another $10.0 million in January 2001. Bayer is required to also contribute cash to Genoptera in amounts necessary to fund its ongoing operating expenses. Genoptera has incurred losses since inception. Since the carrying value of this investment is zero and there is no obligation to fund future losses, Exelixis has not recorded equity method losses to date for Genoptera.

In January 2000, the Company, Bayer and Genoptera entered into an exclusive eight-year research collaboration agreement, which superceded the 1998 agreement discussed above. The Company is required to provide Genoptera with expanded research services focused on developing insecticides and nematicides for crop protection. Under the terms of the collaboration agreement, Genoptera paid the Company a $10.0 million license fee and a $10.0 million research commitment fee. One-half of these fees were received in January 2000, and the remaining amounts were received in January 2001. Additionally, Genoptera is required to also pay the Company approximately $10.0 million in annual research funding. The Company can earn additional payments under the collaboration agreement upon the achievement of certain milestones. The Company can also earn royalties on the future sale by Bayer of pesticide products incorporating compounds developed against targets and assays under the agreement. The agreement also provides Bayer an exclusive royalty-free option to use certain technology developed under the agreement in the development of fungicides and herbicides. To the extent permitted under the collaboration agreement, if the Company were to develop and sell certain human health or agrochemical products that incorporate compounds developed under the agreement, it would be obligated to pay royalties to Genoptera. No such activities are expected for the foreseeable future.

Revenues recognized under these agreements approximated $13.1 million, $13.1 million and $4.3 million during the years ended December 31, 2001, 2000 and 1999, respectively. This represents 32%, 53%, and 41% of total consolidated revenue for the years ended December 31, 2001, 2000 and 1999, respectively.

Pharmacia

In February 1999, the Company entered into a research collaboration agreement with Pharmacia Corporation ("Pharmacia") focused on the identification of novel targets that may be useful in the development of pharmaceutical products in the areas of Alzheimer's disease and metabolic syndrome. Pharmacia agreed to pay the Company a $5.0 million non-refundable license fee, which is being recognized as revenue over the term of the agreement. Under the terms of the agreement, as expanded and amended in October 1999, the Company is entitled to also receive future research funding during the first three years of the agreement. The Company can also earn additional amounts under the agreement upon the achievement of certain milestones. The Company can also earn royalties on the future sales by Pharmacia of human therapeutic products incorporating compounds developed against targets identified under the agreement. Revenues recognized under this agreement approximated $12.7 million, $8.9 million and $5.6 million during the years ended December 31, 2001, 2000 and 1999, respectively. This represents 31%, 36%, and 53% of total consolidated revenue for the years ended December 31, 2001, 2000 and 1999, respectively.

In connection with entering into this agreement, Pharmacia also purchased 1,875,000 shares of Series D preferred stock at $3.00 per share, resulting in net cash proceeds to the Company of $7.5 million. Further, Pharmacia loaned the Company $7.5 million in exchange for a non-interest bearing convertible promissory note (see Note 7). The convertible promissory note was converted into an aggregate of 480,769 shares of common stock of the Company in July 2000.

In July 2001, the Company announced the reacquisition, effective February 2002, of future rights to the research programs. Pharmacia retained rights to targets under the existing agreement selected prior to the reacquisition date, subject to the payment of milestones for certain of those targets selected and royalties for future development of products against or using those targets, but will have no other obligations to make payments to the Company, including approximately $9.0 million in annual funding that would otherwise be payable for an additional two years if the Company had not elected to reacquire rights to the research. As a result of this transaction, revenue recognition of upfront license fees and milestone payments has accelerated over the remaining term of the agreement. The result was an increase of approximately $2.0 million in incremental revenue for the year ended December 31, 2001.

Bristol-Myers Squibb

In September 1999, the Company entered into a three-year research and technology transfer agreement with Bristol-Myers Squibb Company ("Bristol-Myers Squibb" or "BMS") to identify the mechanisms of action of compounds delivered to the Company by BMS. BMS agreed to pay the Company a $250,000 technology access fee, which is being recognized as revenue over the term of the agreement. Under the terms of the agreement, the Company is entitled to receive research funding ranging from $1.3 million in the first year to as much as $2.5 million in later years. The Company can also earn additional amounts under the agreement upon the achievement of certain milestones as well as earn royalties on the future sale by Bristol-Myers Squibb of human products incorporating compounds developed under the agreement. The agreement also includes technology transfer and licensing terms, which call for BMS and the Company to license and share certain core technologies in genomics and lead optimization. Revenues recognized under this agreement approximated $2.5 million, $1.8 million and $372,000 during the years ended December 31, 2001, 2000 and 1999, respectively. This represents 6%, 7%, and 4% of total consolidated revenue for the years ended December 31, 2001, 2000 and 1999, respectively. Unless renewed, this agreement is scheduled to expire in September 2002.

In July 2001, the Company and Bristol-Myers Squibb entered into a collaboration involving three agreements: (a) a Stock Purchase Agreement; (b) a Cancer Collaboration Agreement; and (c) a License Agreement. Under the terms of the collaboration, BMS (i) purchased 600,600 shares of Exelixis common stock in a private placement at a purchase price of $33.30 per share, for cash proceeds to Exelixis of approximately $20.0 million; (ii) agreed to pay Exelixis a $5.0 million upfront license fee and provide Exelixis with $3.0 million per year in research funding for a minimum of three years; and (iii) granted to Exelixis a worldwide, fully-paid, exclusive license to an analogue to Rebeccamycin developed by BMS, which is currently in Phase I and Phase II clinical studies for cancer. Due to risk and uncertainties with Rebeccamycin, and because the analogue had not reached technological feasibility and has no alternative use, the analogue was assigned no value for financial reporting purposes. Exelixis has agreed to provide BMS with exclusive rights to certain potential small molecule compound drug targets in cancer identified during the term of the research collaboration. The premium in excess of fair market value of $10.0 million paid for the stock purchased by BMS is being accounted for similar to an upfront license fee and is being recognized ratably over the life of the contract. Revenue recognized under this agreement approximated $3.7 million during the year ended December 31, 2001. This represents 9% of total consolidated revenue for the year ended December 31, 2001.

Dow AgroSciences

In July 2000, the Company entered into a three-year research collaboration with Dow AgroSciences LLC ("Dow Agrosciences") to identify the mechanism of action of herbicides and fungicides delivered to it under this agreement. The identity and function of these compounds are not known to the Company prior to their delivery.

Under this agreement, the Company receives access to a collection of proprietary compounds from Dow AgroSciences that may be useful in its human therapeutic drug discovery programs.

The Company is required to identify and validate targets and format assays to be used by Dow AgroSciences to develop new classes of fungicides and herbicides. Dow AgroSciences will pay the Company research support fees, milestones and royalties based on achievements in the research and commercialization of any resultant new products. Revenues recognized under this agreement approximated $1.3 million and $588,000 during the years ended December 31, 2001 and 2000, respectively.

Protein Design Labs

On May 22, 2001, the Company and Protein Design Labs, Inc. ("PDL") entered into a collaboration to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. The collaboration will utilize Exelixis' model organism genetics technology for the identification of new cancer drug targets and PDL's antibody and clinical development expertise to create and develop new antibody drug candidates. PDL is required to provide Exelixis with $4.0 million in annual research funding for two or more years and has purchased a $30.0 million convertible note. The note bears interest at 5.75%, and the interest thereon is payable annually. The note is convertible at PDL's option any time after the first anniversary of the note. The note is convertible into Exelixis common stock at a conversion price per share equal to the lower of (i) $28.175 or (ii) 110% of the Fair Market Value (as defined in the note) of a share of Exelixis common stock at the time of conversion. Revenue recognized under this agreement approximated $2.3 million during the year ended December 31, 2001. This represents 6% of total consolidated revenue for the year ended December 31, 2001.

Agrinomics

In July 1999, Agritope and Aventis CropScience S.A. ("Aventis") formed Agrinomics LLC to conduct a research, development and commercialization program in the field of agricultural functional genomics. As a result of the Company's acquisition of Agritope, the Company owns a 50% interest in Agrinomics, while Aventis owns the remaining 50% interest. Aventis has agreed to make capital contributions to Agrinomics in cash totaling $20.0 million over a five-year period, of which zero, $4.0 million and $5.0 million were contributed in 2001, 2000 and 1999, respectively. Agritope contributed certain technology and a collection of seeds generated using such technology. In connection with the Company's acquisition of Agritope, no portion of the purchase price was assigned to Agrinomics. Although the Company is required to account for its investment in Agrinomics under the equity method, the Company does not expect to include in its consolidated financial statements its proportionate share of the losses of Agrinomics until such time, if ever, that the Company makes a capital contribution to Agrinomics. There is no requirement for the Company to make capital contributions to Agrinomics. In 2001 and 2000, respectively, the Company recognized revenues of approximately $3.8 million and $236,000 for work performed for Agrinomics. This represents 10% and 1% of total consolidated revenue for the years ended December 31, 2001 and 2000, respectively.

Compound Collaborations

In 2001, the Company entered into collaboration agreements with Cytokinetics, Inc., Elan Pharmaceuticals, Inc., Schering-Plough Research Institute, Inc. and Scios Inc., respectively, to jointly design custom high-throughput screening compound libraries that Exelixis will synthesize and qualify. Each company is required to pay Exelixis a per-compound fee and has paid an upfront technology access fee that is creditable towards the future purchase of compounds. The upfront fees have been deferred. Revenues under these collaboration agreements will be generally recognized upon delivery of the accepted compounds. Each party retains the rights to use the compounds in its own unique drug discovery programs and in its collaborative efforts with third parties. The Company recognized total revenue of $200,000 under these agreements for the year ended December 31, 2001.

NOTE 4 RELATED PARTY RECEIVEABLES

The Company had outstanding loans aggregating $937,000 and $494,000 to certain officers and employees at December 31, 2001 and 2000, respectively. The notes are general recourse or collateralized by certain real property assets, bear interest at rates ranging from 4.82% to 9.50% and have maturities through 2005. The principal plus accrued interest will be forgiven at various rates over three to four years from the employees' date of employment with Exelixis. If an employee leaves Exelixis, all unpaid and unforgiven principal and interest will be due and payable within 60 days.

As of December 31, 2001, the Company had outstanding loans aggregating $2.2 million to its stockholders at December 2001. The loans were issued to enable certain employees to purchase stock pursuant to their employee stock options. The loans bear interest at rates ranging from 5.25% to 6.50% and mature at various times through February 2004.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31, 2001	December 31, 2000
Laboratory equipment	$ 24,884	$ 12,757
Computer equipment and software	13,163	7,112
Furniture and fixtures	4,570	3,876
Buildings	-	2,487
Grapevine propragation blocks	-	1,802
Leasehold improvements	15,410	7,850
Construction-in-progress	423	298
	58,450	36,182
Less accumulated depreciation and amortization	(21,950)	(12,702)
	$ 36,500	$ 23,480

Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 included amortization of $4.6 million, $1.1 million and $652,000, respectively, related to equipment under capital leases. Accumulated amortization for equipment under capital leases was $7.9 million and $3.3 million at December 31, 2001 and 2000, respectively. The equipment under the capital leases collateralizes the related lease obligations.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the acquisitions of Genomica in December 2001, Artemis in May 2001 and Agritope in December 2000, the Company recorded goodwill and other intangible assets (refer to Note 2). As of December 31, 2001 and 2000, goodwill and other intangible assets consisted of the following (in thousands):

	December 31, 2001	December 31, 2000
Goodwill	$ 66,630	$ 53,823
Accumulated amortization	(4,271)	(219)
Goodwill, net	$ 62,359	$ 53,604
Acquired intangible assets	$ 8,179	$ 5,111
Accumulated amortization	(1,053)	(41)
Acquired intangibles, net	$ 7,126	$ 5,070

The Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142. Application of the non-amortization provisions of the Statement is expected to result in a decrease to net loss of approximately $4.7 million in 2002, as compared to previous accounting requirements. Also all workforce related intangibles will be reclassified to goodwill.

NOTE 7 DEBT

In July 1998, the Company entered into a $5.0 million equipment and tenant improvements lending agreement of which the drawdown period expired in January 2000. As of December 31, 2001 and 2000, there was approximately $1.5 million and $2.8 million, respectively outstanding under the lending agreement. Borrowings under the agreement bear interest at 7.0% per year and are collateralized by the financed equipment.

In connection with the acquisition of MetaXen in September 1999, the Company assumed a loan agreement which provided for the financing of equipment purchases. Borrowings under the agreement are collateralized by the assets financed and are subject to repayment over thirty-six to forty-eight months, depending on the type of asset financed. Borrowings under the agreement bear interest at the U.S. Treasury note rate plus a number of basis points determined by the type of asset financed (6.80% to 7.44% at December 31, 2001 and 2000). As of December 31,

2001 and 2000, there was approximately $143,000 and $490,000, respectively, outstanding under this loan agreement.

In connection with the acquisition of Artemis in May 2001, the Company assumed a loan agreement with the Federal Republic of Germany. The $226,000 loan requires the entire principal to be paid in one payment in January of 2004. The loan has an interest rate of 1% per annum to be paid quarterly.

In May 2001, the Company issued a $30.0 million convertible promissory note to PDL in connection with a collaboration agreement (see Note 3). The note bears interest at 5.75%, payable annually. The note, which matures in July 2006, is convertible at PDL's option any time after the first anniversary of the note. The note is convertible into Exelixis common stock at a conversion price per share equal to the lower of (i) $28.175 or (ii) 110% of the Fair Market Value (as defined in the note) of a share of Exelixis common stock at the time of conversion.

In February 1999, the Company issued a $7.5 million convertible promissory note to Pharmacia in connection with a collaboration agreement (see Note 3). The note was to convert into shares of the Company's common stock at a price per share equal to 120% of the price of common stock sold in the initial public offering, the time of such conversion to be determined by Pharmacia. In July 2000, Pharmacia converted the note into 480,769 shares of common stock at a conversion price of $15.60 per share.

Future principal payments of notes payable at December 31, 2001 are as follows (in thousands):

Year Ending December 31,		
2002	$	1,200
2003		426
2004		226
2005		-
2006		30,000
		31,852
Less current portion		1,200
	$	30,652

NOTE 8 PREFERRED STOCK

Prior to the Company's initial public offering in April 2000, the Company had authorized 35,000,000 shares of mandatorily redeemable convertible preferred stock ("convertible preferred stock"). Each share of Series A, B, C and D convertible preferred stock was convertible at any time at the option of the holder into shares of common stock based upon a one to 0.75 conversion ratio. All Series A, B, C and D convertible preferred stock automatically converted to common stock upon the closing of the Company's initial public offering of common stock on April 14, 2000.

In connection with the initial public offering, the Company amended and restated its certificate of incorporation to authorize 10,000,000 shares of preferred stock. The Company's Board of Directors has the authority to determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. As of December 31, 2001 and 2000 there was no preferred stock outstanding.

NOTE 9 COMMON STOCK AND WARRANTS

Stock Repurchase Agreements

In January 1995, the Company sold to certain founders, members of its Scientific Advisory Board (the "SAB") and a consultant an aggregate 1,327,500 shares of common stock at a price of $0.001 per share. In June 1995, 1,200,000 of these shares held by three founders of the Company were converted into 526,819 shares of Class B common stock. Simultaneously, these founders entered into Restated Stock Purchase and Repurchase Agreements (the "Restated Agreements"). In April 1999, 526,819 shares of Class B common stock were converted into 1,200,000 shares of common stock pursuant to the terms of the Restated Agreements.

Under the terms of the Company's stock option plans, options are exercisable when granted and, if exercised, the related shares are subject to repurchase upon termination of employment. Repurchase rights lapse over the vesting periods, which are generally four years. Should the employment of the holders of common stock subject to repurchase terminate prior to full vesting of the outstanding shares, the Company may repurchase all unvested shares at a price per share equal to the original exercise price. At December 31, 2001 and 2000, 1,253,226 and 2,656,575 shares, respectively, were subject to such repurchase terms.

Warrants

Historically, the Company has granted warrants to purchase shares of capital stock to certain preferred stockholders and third parties in connection with financing and operating lease arrangements. In addition, in connection with the Agritope acquisition (refer to Note 2), the Company assumed warrants to purchase 239,167 shares of Company common stock. All of the Agritope warrants expired unexercised on December 31, 2001.

At December 31, 2001, the following warrants to purchase common stock were outstanding and exercisable:

Number of Shares	Exercise Price per Share		Date Issued	Expiration Date
71,428	$	1.13	January 24, 1996	April 14, 2005
106,875	$	4.00	May 1, 1999	April 14, 2005
78,750	$	13.00	April 1, 2000	April 14, 2005
257,053				

The Company determines the fair value of warrants issued using the Black-Scholes option pricing model. Prior to 1999, the fair value of warrants issued was not material, accordingly no value has been ascribed to them for financial reporting purposes.

The Company determined the fair value of the warrants issued during 1999, related to a building lease, using the Black-Scholes option pricing model with the following assumptions: expected life of five years; a weighted average risk-free rate of 6.1%; expected dividend yield of zero; volatility of 70% and a deemed value of the common stock of $5.71 per share. The fair value of the warrants of $391,000 has been capitalized and is being amortized as rent expense over the term of the lease.

The Company determined the fair value of the warrants issued during 2000, related to a building lease using the Black-Scholes option pricing model using the following assumptions: expected life of five years; a weighted average risk-free rate of 6.38%; expected dividend yield of zero; volatility of 70%; and a deemed value of the common stock of $11.00 per share. The fair value of the warrants of $518,000 has been capitalized and is being amortized as rent expense over the term of the lease.

Reserved Shares

At December 31, 2001, the Company has approximately 14.4 million shares of common stock reserved for future issuance related to stock plans, convertible notes and exercise of outstanding warrants.

NOTE 10 EMPLOYEE BENEFIT PLANS

Stock Based Benefit Plans

Stock Option Plans. In January 1995, the Company adopted the 1994 Employee, Director and Consultant Stock Option Plan ("1994 Plan"). The 1994 Plan provides for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to key employees, directors, consultants and members of the SAB. In September 1997, the Company adopted the 1997 Equity Incentive Plan ("1997 Plan"). The 1997 Plan amends and supercedes the 1994 Plan. In January 2000, the Company adopted the 2000 Equity Incentive Plan ("2000 Plan") to replace the 1997 Plan. A total of 3,000,000 shares of Exelixis common stock were initially authorized for issuance under the 2000 Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: 5% of the Company's outstanding shares on a fully-diluted basis; or that number of shares subject to stock awards granted under the 2000 Plan during the prior 12-month period.

The Board of Directors or a designated Committee of the Board is responsible for administration of the Company's employee stock option plans and determines the term of each option, exercise price and the vesting terms. Incentive stock options may be granted at an exercise price per share at least equal to the estimated fair value per underlying common share on the date of grant (not less than 110% of the estimated fair value in the case of holders of more than 10% of the Company's voting stock). Options granted under the 1997 and 2000 Plans are exercisable when granted and generally expire ten years from the date of grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock).

In January 2000, the Company adopted the 2000 Non-Employees Directors' Stock Option Plan ("Director Plan"). The Director Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. A total of 500,000 shares of the Company's common stock were initially authorized for issuance under the Director Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: 0.75% of the Company's outstanding shares on a fully-diluted basis; or that number of shares subject to options granted under the Director Plan during the prior 12-month period. Each person who is a non-employee director will automatically receive an initial grant for 25,000 shares. The initial grant is exercisable immediately but will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly thereafter over the next three years. In addition, on the day after each of our annual meetings of the stockholders, each non-employee director will automatically receive an annual grant for 5,000 shares. This annual grant is exercisable immediately but will vest monthly over the following year.

In connection with the acquisition of Agritope in December 2000, the Company assumed all the options granted and outstanding to consultants and employees under the Agritope, Inc. 1997 Stock Award Plan. Each outstanding Agritope stock option was converted into the right to purchase the number of shares of the Company's common stock as determined using the applicable exchange ratio of 0.35 (refer to Note 2). All other terms and conditions of the Agritope stock options did not change and will operate in accordance with their terms.

During April 2001, Exelixis granted approximately 545,000 supplemental stock options ("Supplemental Options") under the 2000 Equity Incentive Plan to certain employees (excluding officers and directors) who had stock options with exercise prices greater than $16.00 per share under the 2000 Equity Incentive Plan. The number of Supplemental Options granted was equal to 50% of the corresponding original grant held by each employee. The Supplemental Options have an exercise price of $16.00, vest monthly over a two-year period beginning April 1, 2001, and have a 27-month term. The vesting on the corresponding original stock options was halted and will resume in April 2003 following the completion of vesting of the Supplemental Options. This new grant constitutes a synthetic repricing as defined in FASB Interpretation Number 44, "Accounting for Certain Transactions Involving Stock Compensation" and will result in certain options being reported using the variable plan method of accounting for stock compensation expense until they are exercised, forfeited or expire. For the year ended December 31, 2001, the cumulative compensation expense recorded for the Supplemental Options was approximately $246,000.

A summary of all option activity is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 1998	2,801,177	$ 0.25
Granted	2,892,202	0.32
Exercised	(1,057,300)	0.26
Cancelled	(169,552)	0.27
Options outstanding at December 31, 1999	4,466,527	0.29
Granted	4,992,725	16.35
Exercised	(4,683,309)	0.53
Cancelled	(283,108)	3.62
Options outstanding at December 31, 2000	4,492,835	17.70
Granted	3,160,628	14.47
Exercised	(204,125)	2.75
Cancelled	(270,902)	19.92
Options outstanding at December 31, 2001	7,178,436	16.63

At December 31, 2001 a total of 4,400,220 shares were available for grant under the Company's stock option plans.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Options Outstanding and Exercisable		
Exercise Price Range	Number	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$0.01-$0.01	21,125	3.8	$0.01
$0.27-$0.40	479,179	6.6	0.28
$1.33-$1.33	84,617	8.0	1.33
$5.72-$8.58	114,845	5.5	5.93
$8.69-$13.00	1,296,794	8.8	10.83
$13.40-$20.00	3,866,571	7.6	16.28
$20.13-$29.75	533,013	8.7	22.26
$31.38-$47.00	782,292	8.4	37.84
	7,178,436	7.9	16.63

At December 31, 2001, a total of 1,200,876 shares of common stock purchased under the 1994, 1997 and 2000 Plans were subject to repurchase by the Company at a weighted average price of $0.72 per share. The weighted-average grant date fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was $8.86, $10.01 and $0.08 per share, respectively.

Deferred Stock Compensation. During the period from January 1, 1999 through December 31, 2001, the Company recorded $29.9 million of deferred stock compensation in accordance with APB 25, SFAS 123 and EITF 96-18, related to stock options granted to consultants and employees. For options granted to consultants, the Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted-average assumptions: (a) no dividends; (b) expected volatility of 87%, 79% and 70% for 2001, 2000 and 1999, respectively; (c) risk-free interest rate of 5.70% for 2001 and 5.75% for 2000 and 1999; and (d) expected lives of 10 years for 2001 and 4 years for 2000 and 1999. Stock compensation expense is being recognized in accordance with FIN 28 over the vesting periods of the related options, generally four years. The Company recognized stock compensation expense of $7.4 million, $14.0 million and $3.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock Purchase Plan. In January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows for qualified employees (as defined) to purchase shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each purchase period. The Company issued 224,780 and 88,683 shares of common stock during 2001 and 2000, respectively, pursuant to the ESPP at an average price per share of $10.56 and $11.05, respectively. The weighted average per share fair value for shares purchased pursuant to the ESPP during 2001 and 2000, was $6.60 and $5.08, respectively. A total of 300,000 shares of common stock were initially authorized for issuance under the ESPP. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: 0.75% of the Company's outstanding shares on a fully-diluted basis; or that number of shares subject to stock awards granted under the plan during the prior 12-month period.

Pro Forma Information. The estimated fair value of stock based awards to employees is amortized over the vesting period for options and the six-month purchase period for stock purchases under the ESPP. Pro forma information pursuant to SFAS 123 is as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2001	2000	1999
Net loss:			
As reported	$ (71,186)	$ (75,311)	$ (18,721)
Pro forma	(89,432)	(86,647)	(18,776)
Net loss per share (basic and diluted):			
As reported	$ (1.53)	$ (1.78)	$ (4.60)
Pro forma	(1.92)	(2.04)	(4.62)

Since options vest over several years and additional option grants are expected to be made in future years, the pro forma impact on the results of operations for the three years ended December 31, 2001 is not representative of the pro forma effects on the results of operations for future periods.

For grants in 1999, the fair value of each option grant was estimated on the date of grant using the minimum value method with the following assumptions: 0% dividend yield; risk-free interest rates of 5.59% for 1999 and expected life of 5 years. For grants made in 2000 prior to the initial public offering, the minimum value method was used with the following assumptions: 0% dividend yield, risk-free interest rate of 6.51% and expected lives of 5 years. For grants in made 2000 subsequent to the initial public offering, the fair value of each option grant was determined using the Black-Scholes option pricing model with the following assumptions: volatility of 87%, 0% dividend yield; risk-free interest rate of 5.70% and expected lives of 4 years. For grants in made 2001, the fair value of each option grant was determined using the Black-Scholes option pricing model with the following assumptions: volatility of 88%, 0% dividend yield; risk-free interest rate of 4.16% and expected lives of 4 years. The fair value for shares purchased pursuant to the ESPP was determined using the Black-Scholes option pricing model with the following assumptions: volatility of 88% and 87% for 2001 and 2000, respectively, 0% dividend yield, risk-free interest rate of 5.74% and 6.08% for 2001 and 2000, respectively, and expected lives of 6 months.

401(k) Plan

The Company sponsors a 401(k) Retirement Plan whereby eligible employees may elect to contribute up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Plan permits the Company to make additional matching contributions on behalf of all participants. Through December 31, 2001, the Company has not made any matching contributions.

NOTE 11 INCOME TAXES

Due to operating losses and the inability to recognize the benefits there from, there is no provision for income taxes for the years ended December 31, 2001, 2000, and 1999.

At December 31, 2001, the Company had federal and California net operating loss carryforwards of approximately $99.0 million and $50.0 million, respectively, which expire at various dates beginning in the year 2005. The Company also had federal and California research and development credit carryforwards of approximately $3.0 million in each jurisdiction, which expire at various dates beginning in the year 2018.

Under the Internal Revenue Code, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of net operating loss carryforwards which can be utilized in future years to offset future taxable income. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

The Company's deferred tax assets and liabilities consist of the following (in thousands):

	December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 36,700	$ 40,138
Capitalized start-up and organizational costs, net	787	1,371
Tax credit carryforwards	5,070	4,815
Capitalized reasearch and development costs	3,587	1,694
Other	9,710	(1,883)
Total deferred tax assets	55,854	46,135
Valuation allowance	(53,004)	(44,107)
Net deferred tax assets	$ 2,850	$ 2,028
Deferred tax liabilities:		
Purchased intangibles	(2,850)	(2,028)
Net deferred taxes	$ -	$ -

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $8.9 million, $27.8 million and $4.7 million during 2001, 2000 and 1999 respectively.

NOTE 12 COMMITMENTS

Leases

The Company leases office and research space and certain equipment under operating and capital leases that expire at various dates through the year 2017. Certain operating leases contain renewal provisions and require the Company to pay other expenses. Future minimum lease payments under operating and capital leases are as follows (in thousands):

Year Ending December 31,	Operating Leases	Capital Leases
2002	$ 7,102	$ 6,625
2003	6,485	6,625
2004	6,064	4,241
2005	5,433	1,313
2006	4,892	-
Thereafter	51,182	-
	$ 81,158	18,804
Less amount representing interest		(1,713)
Present value of minimum lease payments		17,091
Less current portion		(5,947)
Long-term portion		$ 11,144

Rent expense under noncancellable operating leases was approximately $5.8 million, $3.9 million and $1.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In September 2000, the Company entered into a master lease agreement (the "Master Lease") with a third party lessor for a secured equipment lease line of up to $13.1 million. The Master Lease provides for quarterly borrowings that expire in June 2001. Each quarterly borrowing has a 3.5 year repayment term. At December 31, 2001, $9.1 million was outstanding under the Master Lease. Under the Master Lease, the Company is subject to certain financial covenants. As of December 31, 2001, the Company was in compliance with these covenants. During 2000, the Company entered into an equipment sale-leaseback agreement under the Master Lease resulting in proceeds to the Company of approximately $9.8 million.

During April 2001, the Company entered into a master lease agreement with a third-party lessor for a secured equipment lease line of credit of up to $12.0 million, which expires on March 31, 2002. The master lease agreement provides for a periodic delivery structure. Each delivery has a payment term of 36 or 48 months depending on the type of the equipment purchased under the lease. At December 31, 2001, $8.0 million was outstanding under the equipment lease line of credit. Under the master lease agreement, the Company is subject to certain financial covenants. As of December 31, 2001, the Company was in compliance with all such covenants.

Licensing Agreements

The Company has entered into several licensing agreements with various universities and institutions under which it obtained exclusive rights to certain patent, patent applications and other technology. Future payments pursuant to these agreements are as follows (in thousands):

Year Ending December 31, 2001	
2002	$ 1,454
2003	1,403
2004	954
2005	953
2006	954
Thereafter	954
	$ 6,672

In addition to the payments summarized above, the Company is required to make royalty payments based upon a percentage of net sales of any products or services developed from certain of the licensed technologies and milestone payments upon the occurrence of certain events as defined by the related agreements. No such royalties or milestones have been paid through December 31, 2001.

Consulting Agreements

The Company has entered into consulting agreements with certain scientific collaborators including members of the Scientific Advisory Board. All existing agreements are cancelable within 30 to 60 days. Total consulting expense incurred under these agreements during the years ended December 31, 2001, 2000 and 1999 was $53,400, $168,838 and $352,000, respectively.

NOTE 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize the unaudited quarterly financial data for the last two fiscal years (in thousands, except per share data):

	Fiscal 2001 Quarter Ended			
	March 31,	June 30,(1)	September 30,	December 31,(2)
Total revenues	$7,734	$8,551	$11,928	$12,793
Loss from operations	(14,391)	(24,879)	(17,296)	(18,748)
Net loss	(12,719)	(23,708)	(16,490)	(18,269)
Basic and diluted net loss per share	$(0.29)	$(0.52)	$(0.35)	$(0.38)

	Fiscal 2000 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,(3)
Total revenues	$5,951	$5,616	$6,118	$7,074
Loss from operations	(7,277)	(12,670)	(11,155)	(49,879)
Net loss	(7,287)	(10,972)	(8,999)	(48,052)
Basic and diluted net loss per share	$(1.23)	$(0.32)	$(0.22)	$(1.13)

(1) Includes a charge of $6.7 million relating to acquired in-process research and development recorded in connection with the acquisition of Artemis.
(2) Includes a charge of $2.8 million relating to impairment of goodwill recorded in connection with the acquisition of Genomica.
(3) Includes a charge of $38.1 million relating to acquired in-process research and development recorded in connection with the acquisition of Agritope.

CORPORATE INFORMATION>

Corporate Headquarters
Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA
94083-0511
tel: 650-837-7000
fax: 650-837-8300
e-mail: info@exelixis.com
http://www.exelixis.com

Corporate Counsel
Cooley Godward LLP
Palo Alto, California

Transfer Agent
Mellon Investor Services
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
tel: 800-356-2017
201-329-8660
http://www.melloninvestor.com

Independent Auditors
Ernst & Young LLP
Palo Alto, California

Annual Meeting
The annual meeting of stockholders will be held at 8:00 am on Wednesday, May 29, 2002 at the company's corporate headquarters at 170 Harbor Way, South San Francisco, California.

SEC Form 10-K
A copy of the Exelixis annual report on Form 10-K filed with the Securities and Exchange Commission is available free of charge from the company's Investor Relations Department at Exelixis by calling 650-837-7000 or via e-mail: ir@exelixis.com

Stock Information
The common stock of the company is traded on the Nasdaq National Market System under the symbol EXEL. No dividends have been paid on the common stock since the company's inception.

Quarter Ending	Low	High
3.31.01	$ 6.00	$16.25
6.30.01	7.25	19.00
9.30.01	9.61	19.28
12.31.01	10.60	17.47

Our annual report contains certain statements that are forward-looking, and as such involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in our forward-looking statements as a result of many factors, including our ability to identify and move potential product opportunities into the clinic, enter into new collaborations; identify and develop compounds against proprietary cancer targets; successfully manufacture and continue clinical development of DEAE-Rebeccamycin; and meet the currently anticipated timeline for the filing of our initial proprietary small molecule IND. These and other risk factors are discussed under "Risk Factors" and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2001 and other SEC reports. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in our annual report.

Board of Directors

Stelios Papadopoulos, PhD
Chairman of the Board, Exelixis, Inc.
Managing Director, Investment Banking
Healthcare, SG Cowen

Charles Cohen, PhD
Chief Executive Officer, Cellzome GmbH

Geoffrey Duyk, MD, PhD
Executive Vice President and Chief Scientific Officer, Exelixis, Inc.

Jason Fisherman, MD
Partner, Advent International Corporation

Jean-François Formela, MD
Senior Principal, Atlas Venture

Vincent Marchesi, MD, PhD
Director, Boyer Center for Molecular Medicine, Yale University

George A. Scangos, PhD
President and Chief Executive Officer, Exelixis, Inc.

Peter Stadler, PhD
Managing Director, Artemis Pharmaceuticals GmbH, Germany

Lance Willsey, MD
Founding Partner, DCF Capital

Management

George A. Scangos, PhD
President and Chief Executive Officer, Exelixis, Inc.

Geoffrey Duyk, MD, PhD
Executive Vice President
and Chief Scientific Officer, Exelixis, Inc.

Robert M. Myers
Executive Vice President, Pharmaceuticals

Glen Y. Sato
Chief Financial Officer,
Vice President, Legal Affairs and Secretary

Lloyd M. Kunimoto
Senior Vice President, Corporate Development

Jeffrey R. Latts, MD
Senior Vice President
and Chief Medical Officer

Jane M. Green, PhD
Vice President, Corporate Communications

Matthew G. Kramer
General Manager and Vice President, Agricultural Trait Development, Exelixis Plant Sciences

Kimberly J. Manhard
Vice President, Regulatory Affairs

Michael M. Morrissey, PhD
Vice President, Discovery Research

Gregory D. Plowman, MD, PhD
Vice President, Pharmaceutical Research

Paul Rounding, PhD
Vice President, Business Development, Artemis Pharmaceuticals GmbH, Germany

Pamela A. Simonton, JD, LLM
Vice President, Corporate Technology Development

Peter Stadler, PhD
Managing Director, Artemis Pharmaceuticals GmbH, Germany

D. Ry Wagner, PhD
Vice President, Research, Exelixis Plant Sciences

Exelixis...understanding disease, creating cures.

Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA
94083-0511
tel: 650-837-7000
fax: 650-837-8300
www.exelixis.com